Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

September 28, 2022

among

BTRS HOLDINGS INC.,

BULLSEYE FINCO, INC.

and

BULLSEYE MERGER SUB, INC.

i

Section 11.13. Specific Performance	83
Section 11.14. Non-Recourse	85
Section 11.15. Debt Financing Sources	86

Exhibit A – Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 28, 2022 by and among BTRS Holdings Inc., a Delaware corporation (the “Company”), Bullseye FinCo, Inc., a Delaware corporation (“Parent”), and Bullseye Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved and declared advisable the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement to, the Company to enter into this Agreement, Parent has delivered to the Company (i) the Equity Commitment Letter by and among Parent, and EQT X EUR SCSp and EQT X USD SCSp (together, the “Sponsors”), (ii) the Debt Commitment Letter and (iii) the Termination Equity Commitment Letter with respect to the performance by Parent of certain of its obligations hereunder, by and among Parent and the Sponsors (the “Termination Equity Commitment Letter”); and

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement to, Parent and Merger Sub to enter into this Agreement, each Significant Company Stockholder is entering into a Voting and Support Agreement with Parent pursuant to which, among other things, such Significant Company Stockholder agrees to vote its Shares in favor of the adoption of this Agreement and to take actions in support of the Merger (the “Voting and Support Agreements”);

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition to the willingness of, and material inducement to, Parent and Merger Sub to enter into this Agreement, each Significant Company Stockholder is entering into a Rollover Agreement with Parent pursuant to which, among other things, each Significant Company Stockholder agrees to contribute a portion of the Shares (as defined below) held by it (the “Rollover Shares”) to Bullseye Holdings, LP (to be contributed to Parent thereafter) in exchange for equity interests in Bullseye Holdings, LP, pursuant to the terms set forth in the applicable Rollover Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the Transactions, any offer or proposal from any Third Party, relating to, in a single transaction or a series of related transactions, (i)  any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, or (iii) a merger, consolidation, amalgamation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any action, suit, claim, enforcement action, litigation, arbitration, mediation, complaint, claim, demand or proceeding (including any civil, criminal, administrative, regulatory, appellate or other proceeding), whether at equity or at law, in contract, in tort or otherwise.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” means January 1, 2020.

“Applicable Law” means, with respect to any Person, any federal, state, local or other law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority (having competent jurisdiction) that is binding on or applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985. “Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Employees.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2022.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means June 30, 2022.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Employee” means, as of any time, any employee of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (i) the Company’s ability to consummate the Merger on the terms set forth in this Agreement or (ii) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any Effect to the extent arising or resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (B) changes, developments or conditions after the date hereof generally in financial or securities markets or in the general economic or political conditions globally or in any jurisdiction in which the Company and its Subsidiaries operate, (C) changes or conditions affecting generally the industries in which the Company and its Subsidiaries operate or the industries in which suppliers and customers of the Company and its Subsidiaries operate, (D) changes in geopolitical conditions (including the current dispute and conflict between the Russian Federation and Ukraine and any evolutions thereof and any sanctions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith), the outbreak or escalation of hostilities, any actual or threatened acts of war, sabotage, cyberattack or terrorism, global health conditions (including any epidemic, pandemic or disease outbreak (including SARS-CoV-2 or COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus) and any evolutions or mutations thereof)), or natural disaster (including any hurricane, tornado, flood, earthquake and weather-related event), (E) changes in Applicable Law after the date hereof, (F) the public announcement of this Agreement or pendency or consummation of the Transactions, or any facts or circumstances relating to Parent, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and its Subsidiaries with third parties (provided, however, that this clause (F) shall not apply to the representations and warranties contained in Section 4.04), (G) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published budgets, projections, forecasts, estimates of earnings or revenues or business plans (it being understood and agreed that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expect to become, a Company Material Adverse Effect unless otherwise excluded by the foregoing clauses (A)-(F) or clause (H)), or (H) any action taken (or omitted to be taken) by, or at the request of, the other parties to this Agreement or (I) any action taken or omitted to be taken by the Company or any of its Subsidiaries that is required pursuant to this Agreement, except, in the case of clauses (A), (B), (C), (D) and (E), to the extent the business of the Company and its Subsidiaries, taken as a whole, is disproportionately affected thereby relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Company RSUs” means the restricted stock units granted pursuant to the Equity Plans that are outstanding immediately prior to the Effective Time.

“Company Stock Options” means the options to acquire Shares granted pursuant to the Equity Plans that are outstanding immediately prior to the Effective Time.

“Continuing Employee” means each Company Employee employed by the Company or any of its Subsidiaries immediately prior to the Effective Time whose employment with the Surviving Corporation (or Parent or any of its controlled Affiliates) continues after the Effective Time.

“Contract” means any legally binding, contract, letter of intent, lease, sublease, occupancy agreement, license, sublicense, indenture, note, bond, loan, mortgage, agreement, deed of trust, concession, franchise, Permit, license or other binding instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto, excluding sale and purchase orders.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law related to COVID-19.

“COVID-19 Responses” means any action taken in good faith that is necessary or advisable to be taken in order to maintain and preserve the business organization, assets and business relationships of the Company and its Subsidiaries in response to any COVID- 19 Measures, including the establishment of any policy, procedure or protocol.

“Debt Financing Sources” means the lenders, agents and arrangers of any Debt Financing, together with their respective Affiliates, officers, directors, employees, agents and representatives and their successors and assigns, including any successors or assigns via joinder agreements, credit agreements or other definitive agreements relating thereto.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Plan” means any material (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for bonuses, profit-sharing, equity or equity- based compensation or other forms of incentive or deferred compensation, vacation benefits, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), whether written or unwritten, in each case, (x) that is sponsored, maintained, administered, contributed to, or required to be contributed to, or entered into, by the Company or any of its Subsidiaries for the current or future benefit of any current or former Service Provider, or (y) for which the Company or any of its Subsidiaries has, or is reasonably expected to incur, any direct or indirect Liability, other than any plan, agreement, arrangement, program or policy that is statutorily mandated in non-U.S. jurisdictions.

“Environmental Laws” means any Applicable Laws that have as their principal purpose the protection of the environment.

“Equity Plans” means the 2020 Equity Incentive Plan, the Factor Systems, Inc. 2014 Incentive Compensation Plan and the Factor Systems, Inc. 2003 Stock Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“ESPP” means the Company Employee Stock Purchase Plan.

“Excluded Information” shall mean (1) pro forma financial statements (except customary pertinent financial information of the Company as reasonably requested by Parent to assist in the preparation of pro financial statements); (2) description of all or any portion of the Financing, including any other information customarily provided by financing sources or their counsel; (3) risk factors relating to all or any component of the Financing; (4) “segment” financial information or (5) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of nonconvertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means any officer or employee of a GovernmentalAuthority or any department, agency, or instrumentality thereof, including any political subdivision thereof or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or any sovereign wealth fund, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all of the following: (i) trademarks, service marks, trade names, slogans, logos, corporate names, brand names, certification marks, trade dress, trade styles, Domain Names and other indications of commercial source or origin (whether registered, arising under common law or statutory law, or otherwise), and general intangibles of a like nature, and all registrations and applications to register, and renewals of, the foregoing anywhere in the world, and all goodwill associated with the foregoing (collectively, “Marks”), (ii) patents and applications for patents, together with all divisionals, continuations, continuations in part, revisions, renewals, reexaminations, substitutions, extensions or reissuances thereof, in any jurisdiction, (iii) all trade secret rights and corresponding rights in confidential information and other non-public or proprietary information (whether or not patentable), including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (collectively, “Trade Secrets”), (iv) copyright rights and copyrightable works, and all database and design rights, whether or not registered or published, including all data collections, “moral” rights, mask works, registrations and applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof and corresponding rights in works of authorship (collectively, “Copyrights”), (v) all Internet domain names, electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing, and all social media accounts (collectively, “Domain Names”); (vi) all other intellectual property rights arising from Software and technology; (vii) all rights of privacy and publicity; (viii) and any and all similar, corresponding or equivalent intellectual or proprietary rights anywhere in the world.

“International Plan” means any Employee Plan that is not a U.S. Plan.

“Intervening Event” means an Effect that was not known to the Board of Directors prior to the Company’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable (or the magnitude of which was not known or reasonably foreseeable) by the Board of Directors as of the date of this Agreement), which Effect, or any consequence thereof (or magnitude of which), arises or becomes known to the Board of Directors after the Company’s execution and delivery hereof and before the Requisite Company Vote is obtained; provided, however, that in no event shall any of the following be an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (1) the receipt, existence or terms of an Acquisition Proposal; or (2) any change in the trading price or trading volume of the Shares or the Company’s meeting or exceeding any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (provided that any Effect underlying such change, meeting or exceedance that is not otherwise excluded by the foregoing clause (2) may be taken into account in determining whether there has been an Intervening Event).

“IT Assets” means information technology devices, computers, computer systems, Software, firmware, middleware, hardware, servers, networks, workstations, routers, hubs, circuits, switches, databases, websites, data communications lines and all other information technology equipment used to process, store, maintain and operate data, information and functions used in connection with the business as currently conducted, and all associated documentation.

“Key Employee” means any Company Employee with a current base salary of $200,000 or more.

“Knowledge” means, with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule after reasonable inquiry of the applicable Person’s direct reports who could reasonably be expected to have knowledge of the subject matter in question.

“Liability” means, any and all debts, liabilities, claims, demands, expenses, commitments, losses, and obligations, whether primary or secondary, direct or indirect, accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, or determined or determinable, including those arising under any Applicable Law and those arising under any Contract.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, exclusive license, option, charge, security interest, encumbrance, right of first refusal, right of first offer, restriction on transfer or assignment or other adverse claim of any kind (whether contingent or absolute) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“NASDAQ” means Nasdaq Stock Market, LLC.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, writ, or verdict, in each case, that is entered, issued, made or rendered by any Governmental Authority of competent jurisdiction, in each case, whether temporary or permanent.

“ordinary course of business” means any action taken or omitted to be taken by the Company or any of its Subsidiaries in the ordinary course of the Company’s and its applicable Subsidiaries’ business substantially consistent with past practice but taking into account any event or change in circumstances that has occurred during the applicable time period or that occurs following the date hereof.

“Owned Intellectual Property” means all Intellectual Property owned by or purported by the Company to be owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development that, individually or in the aggregate, would be reasonably expected to prevent or materially impair, interfere with, hinder or delay the consummation of, or materially adversely affect the ability of Parent or Merger Sub to consummate, the Merger or the other Transactions on a timely basis.

“Permits” means each grant, license, franchise, permit, easement, variance, exception, exemption, waiver, consent, certificate, certification, registration, accreditation, approval, order, qualification or other similar authorization of any Governmental Authority.

“Permitted Liens” means (a) carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens and other similar Liens, if any, arising or incurred in the ordinary course of business that do not, individually or in the aggregate, impair or interfere with the present use of the assets or otherwise impair present business operations; (b) Liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith by appropriate actions and that are adequately reserved for as of the date hereof in the applicable financial statements of the Company in accordance with GAAP; (c) applicable zoning, planning, entitlement, conservation restrictions, land use restrictions, building codes and other governmental rules and regulations imposed by a Governmental Authority having jurisdiction over the real property, none of which would reasonably be expected to have an adverse impact on the Company’s conduct of its business; (d) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, detract from the use or operation of the property subject thereto as currently used or operated by the Company or any of its Subsidiaries (or the value thereof), provided copies of the foregoing have been made available to Parent; and (e) non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any “group” within the meaning of Section 13(d) of the 1934 Act.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person, in addition to any definition for “personal information” or any similar term provided by Applicable Law or by the Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “protected health information,” “PHI,” “personally identifiable information” or “PII”).

“Privacy Requirements” means all applicable Privacy/Data Security Laws and all of the Company’s policies, notices, and contractual obligations to the extent relating to Personal Information.

“Privacy/Data Security Laws” means, to the extent applicable to the Company or any of its Subsidiaries, all laws, policies, codes, regulations, legal requirements, self- regulatory guidelines and the like (including of any applicable foreign jurisdiction) to the extent governing the receipt, collection, use, storage, handling, processing, sharing, security (technical, physical or administrative), compilation, disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information or the security of Company’s IT Assets, including the Federal Trade Commission Act, California Consumer Privacy Act (“CCPA”), Payment Card Industry Data Security Standard (“PCI-DSS”), Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing rules and regulations (“HIPAA”), EU and UK General Data Protection Regulation, the Telephone Consumer Protection Act (“TCPA”), and any and all Applicable

Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

“Required Information” shall mean (a) the audited consolidated balance sheets of the Company and its Subsidiaries as at the end of, and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for, the three (3) most recently completed fiscal years ended at least ninety (90) calendar days prior to the Closing Date and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of the Company and its Subsidiaries subsequent to the last fiscal year for which financial statements were delivered pursuant to the preceding clause (a)  and ended at least 45 calendar days before the Closing Date (in the case of this clause (b), without footnotes), in each case, prepared in accordance with GAAP.

“Rollover Agreement” means each Rollover and Contribution Agreement entered into on or prior to the date hereof by and between a Significant Company Stockholder and Bullseye Holdings, LP.

“Rollover Amount” means the amount calculated by multiplying the Rollover Shares by $9.50.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002. “SEC” means the U.S. Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Significant Company Stockholders” means each of (a) Flint A. Lane, FL 2009 GRAT FBO TKL, FL 2009 GRAT FBO KML and FL 2009 GRAT FBO APL and (b) Bain Capital Venture Fund 2012, L.P., BCIP VENTURE ASSOCIATES and BCIP VENTURE ASSOCIATES-B.

“Software” means any and all: (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations; and (iii) documentation related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (a) owns (either directly or indirectly through one or more Subsidiaries) a majority of the outstanding equity securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body of such Person, or (b) is a general partner or managing member of such Person (and all Subsidiaries of any Subsidiary of such Person).

“Tax” means all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including income, gross receipts, license, payroll, employment, excise, escheat, abandoned property, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding (including backup withholding), social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or any other tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount.

“Tax Return” means any report, return, document, claim for refund, information return, declaration or statement or filing with respect to Taxes (and any amendments thereof), including any schedules or documents with respect thereto or accompanying payments of estimated Taxes.

“Third Party” means any Person other than Parent or any of its Affiliates.

“Transaction Documents” means, collectively, this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Termination Equity Commitment Letter, the Confidentiality Agreement, the Voting and Support Agreements, the Rollover Agreements, the Restrictive Covenant Agreements entered into by and among Parent and the Significant Company Stockholders as of the date hereof and any and all of the certificates, instruments, and agreements required to be delivered by the parties at the Closing pursuant to the foregoing.

“Transactions” means all of the transactions provided for in, or contemplated by, this Agreement or any of the other Transaction Documents.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, real property transfer, value-added, goods and services and other such similar Taxes incurred in connection with the consummation of the Transactions.

“U.S. Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2022 Bonuses	7.05(c)
Adverse Recommendation Change	6.03
Agreement	Preamble
Alternative Financing	8.09(d)
Board of Directors	4.02(b)

CCPA	Definition of Privacy / Data Security Laws
Certificates	2.03(a)
Chosen Courts	11.08
Closing	2.01(b)
Closing Date	2.01(b)
Clearance Time	8.03(b)
Company	Preamble
Company Board Recommendation	4.02(b)
Company Disclosure Documents	4.09(a)
Company Equity Awards	4.05(b)
Company Meeting	4.03
Company Permits	4.12(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)
Company Software	4.15(f)
Company Subsidiary Securities	4.06(b)
Company Termination Fee	11.04(b)(i)
Confidentiality Agreement	6.02
Copyrights	Definition of Intellectual Property
Data Protection Measures	4.15(i)
D&O Insurance	7.03(c)
Debt Commitment Letters	5.07(a)
Debt Financing	5.07(a)
Domain Name	Definition of Intellectual Property
Effect	Definition of Company Material Adverse Effect
Effective Time	2.01(c)
Electronic Delivery	11.10
email	11.01
End Date	10.01(b)(i)
Equity Award Holders	4.05(b)
Equity Commitment Letter	5.07(a)
Equity Financing	5.07(a)
Exchange Agent	2.03(a)
Financing	5.07(a)
Financing Commitment Letters	5.07(a)
HIPAA	Definition of Privacy / Data Security Laws
Indemnified Person	7.03(a)
Insurance Policies	4.25
Licensed Intellectual Property	4.15(b)
Labor Organization	4.18(b)

Lease	4.14(b)
Leased Real Property	4.14(b)
Marks	Definition of Intellectual Property
Material Contract	4.20
Measurement Date	4.05
Merger	2.01(a)
Merger Consideration	2.02(a)
Merger Sub	Preamble
Parent	Preamble
PCI-DSS	Definition of Privacy / Data Security Laws
Potential Bonus	7.05(c)
Pro Rata Bonus Amount	7.05(c)
Proxy Statement	4.03
R&W Insurance Policy	6.04
Regulatory Concession	8.01(a)
Related Party Transaction	4.24
Related Persons	11.14
Representatives	6.02
Required Closing Payment	5.07(d)
Requisite Company Vote	4.02(a)
Reverse Termination Fee	11.04(c)
Rollover Shares	Recitals
Scheduled Intellectual Property	4.15(a)
Security Incident	4.15(i)
Seller Parties	7.06
Shares	2.02(a)
Solvent	5.08(a)
Sponsors	Recitals
Superior Proposal	6.03(e)
Surviving Corporation	2.01(a)
Surviving Provisions	10.02
TCPA	Definition of Privacy / Data Security Laws
Terminating Company Breach	10.01(c)(ii)
Terminating Parent Breach	10.01(d)(ii)
Termination Equity Commitment Letter	Recitals
Top Customers	4.26(a)
Top Suppliers	4.26(b)
Trade Secrets	Definition of Intellectual Property
Uncertificated Shares	2.03(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules (including the Company Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified, supplemented extended or renewed from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedule hereto, all such amendments, modifications, supplements, extensions or renewals must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The words “made available” shall be deemed to mean (i) publicly available on the SEC EDGAR database prior to the date of this Agreement; (ii) delivered by or on behalf of the Company to Parent or Parent’s Representatives via e-mail or in hard copy form prior to the execution of this Agreement, provided if delivered on the date of this Agreement, receipt is acknowledged on such date via e-mail or hard copy or (iii) made available or accessible to Parent and its representatives prior to the date of this Agreement in the virtual data room established by the Company and hosted by ShareFile.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the DGCL, whereupon, the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation as a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

(b)  Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signature pages no later than 10:00 a.m., New York City time, on the date that is three (3) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, written waiver of such conditions at the Closing) have been satisfied or, to the extent permissible, waived in writing by the party or parties entitled to the benefit of such conditions, or at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(c) At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)  From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, Liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(d), Section 2.02(e) or Section 2.04, each share of Class 1 common stock of the Company, $0.0001 par value and Class 2 common stock of the Company, $0.0001 par value (each a “Share” and collectively, the “Shares”), outstanding immediately prior to the Effective Time shall be converted into the right to receive $9.50 in cash, without interest (the “Merger Consideration”), subject to the remaining provisions of this Article 2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration on the terms and conditions set forth herein.

(b)  Each Share held by the Company as treasury stock (other than Shares in an Employee Plan of the Company) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)  Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)  Each Share held by any Subsidiary of either the Company or Parent (other than the Merger Sub) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(e)  Each Rollover Share shall be unaffected by the Merger and shall, immediately prior to the Closing, be contributed to Bullseye Holdings, LP (to be contributed to Parent thereafter) pursuant to the terms of the applicable Rollover Agreement.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall make available to the Exchange Agent an amount in cash that, when taken together with available cash of the Company that Parent directs to be deposited with the Exchange Agent immediately following the Effective Time, is equal to the Merger Consideration payable in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time (but not later than three (3) Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions in customary form (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such Share represented by such Certificate or for each such Uncertificated Share (less any applicable withholding). Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on the cash payable upon surrender of any such Shares.

(c)  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent and Parent that such Tax has been paid or is not payable.

(d)  After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares that have been converted into the right to receive the Merger Consideration nine (9) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 2.03(e). prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon and subject to any withholding of Taxes required by Applicable Law in accordance with this Section 2.03(e). Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to any Governmental Authority pursuant to applicable abandoned property, escheat or similar Applicable Law. Any amounts remaining unclaimed by holders of Shares that have been converted into the right to receive the Merger Consideration two (2) years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the DGCL shall not be converted into the right to receive the Merger Consideration, but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL. For the avoidance of doubt, Merger Consideration for Shares subject to appraisal shall not accrue interest, except to the extent required by Applicable Law. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of the DGCL, such Shares shall be treated as if they had been converted pursuant to Section 2.02(a) as of the Effective Time into, and shall represent only, the right to receive the Merger Consideration in accordance with Error! Reference source not found.. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and any withdrawals of any such demands, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or make an offer to settle, any such demands.

Section 2.05. Company Equity Awards.

(a)  Except as otherwise agreed to by Parent and the applicable holder thereof, with respect to each Company Stock Option, whether vested or unvested, (i) if the per Share exercise price of such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect and (ii) if the per Share exercise price for such Company Stock Option is less than the Merger Consideration, such Company Stock Option shall become fully vested (to the extent unvested or to the extent such Company Stock Option would not otherwise vest) and shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 2.05(a), an amount in cash, without interest, to be paid promptly following the Effective Time and in no event more than five (5) calendar days following the Effective Time, determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price of such canceled Company Stock Option by (B) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time.

(b)  Except as otherwise agreed to by Parent and the applicable holder thereof, at or immediately prior to the Effective Time, each Company RSU shall fully vest and shall be canceled and converted into the right of the holder to receive an amount in cash, without interest, to be paid promptly following the Effective Time and in no event more than five (5)  calendar days following the Effective Time, equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company RSU.

(c)  Prior to the Effective Time, the Company shall adopt resolutions and take any and all such actions as are necessary to effect the foregoing provisions of this Section 2.05 such that from and after the Effective Time, neither Parent, the Company nor the Surviving Corporation will be required to deliver Shares or other compensation of any kind (other than amounts required to be paid pursuant to this Section 2.05) to any Person pursuant to or in settlement of any Company Stock Options, Company RSUs or other equity awards under the Equity Plans and that the Equity Plans will terminate immediately prior to the Effective Time. At or immediately following the Effective Time, Parent shall deposit, or cause to be deposited, funds sufficient to pay the aggregate amount payable to the holders of Company Stock Options and Company RSUs pursuant to the provisions of this Section 2.05 to an account or accounts identified by the Company prior to the Effective Time. The payments with respect to any Company Stock Options and Company RSUs shall, except as may otherwise be required by Section 409A of the Code, be made by the

Surviving Corporation at, or within five (5) calendar days following, the Effective Time, without interest. All payments with respect to Company Stock Options and Company RSUs pursuant to this Section 2.05 shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, and subject to withholding if required under Applicable Law. In addition, prior to the Effective Time, the Company shall take all actions necessary pursuant to the terms of the ESPP or otherwise to provide that (i) no new offering period will be commenced following the date hereof under the ESPP in effect as of the date hereof, (ii) any contributions accumulated under the ESPP pursuant to an offering period in effect as of the date hereof shall be used to purchase Shares on the earlier to occur of (x) the last day of the offering purchase period and (y) ten (10) calendar days prior to the Closing, and (iii) the ESPP shall terminate immediately prior to the Effective Time.

Section 2.06. Adjustments. Subject to the terms of this Agreement, including Section 6.01, if, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares granted under the Company’s Stock Option or compensation plans or arrangements), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold or cause to be deducted and withheld, from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, under any Tax law or pursuant to any other Applicable Law. If the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation, as the case may be, so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by reference to the name of the Surviving Corporation) until thereafter amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i)  the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed on or after January 1, 2022 and before the date of this Agreement (excluding all disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company SEC Documents that are cautionary, predictive or forward looking in nature) or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01. Corporate Existence and Power. (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Parent true, correct and complete copies of the governing documents of the Company and each of its Subsidiaries that is not, directly or indirectly, wholly owned, by the Company (including all amendments thereto) in effect on the date hereof. The Company is not in material default under or in violation of any provision of its organizational and governing documents.

(b) Prior to the date hereof, the Company has made available to Parent true, correct and complete copies of the governing documents of the Company’s material Subsidiaries in effect on the date hereof. No Subsidiary of the Company is in material default under or in violation of any provision of its organizational and governing documents.

Section 4.02. Corporate Authorization. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger, except for the required approval of the holders of at least a majority of the outstanding Shares entitled to vote in connection with the adoption and approval of this Agreement and the Transactions, including the Merger, in accordance with Applicable Law and the Company’s certificate of incorporation (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of any of the capital stock of the Company or the capital stock of any of its Subsidiaries (including any Company Securities or Company Subsidiary Securities) necessary in connection with consummation of the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and the other Transaction Documents to which it is or will be a party, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement and the other Transaction Documents to which it is or will be a party constitute or will constitute valid and binding agreements of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held on or prior to the date hereof, the board of directors of the Company (the “Board of Directors”) (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, including the Merger, in accordance with the requirements of the DGCL, (iii) resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, including the filing with the SEC of a proxy statement relating to the matters to be submitted to the stockholders of the Company (the “Proxy Statement”) at a meeting of such holders for the purpose of adopting this Agreement and approving the Merger (including any adjournment or postponement thereof, the “Company Meeting”), and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or other organizational or governing documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent, notice or other action by any Person under, constitute a breach or default or give rise to the payment of any fee, penalty or other amount under or cause or permit the termination, cancellation, acceleration, or other change of any right or obligation of the Company or any of its Subsidiaries or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization.

(a)  The authorized capital stock of the Company consists of 575,000,000 shares, of which 538,000,000 shares are designated Class 1 common stock, 27,000,000 shares are designated Class 2 common stock and 10,000,000 shares are designated preferred stock. As of the close of business on September 23, 2022 (the “Measurement Date”), there were outstanding (i) 161,447,834 and 3,055,277 shares of Class 1 and Class 2 common stock, respectively, (ii) Company RSUs relating to an aggregate of 4,621,977 shares of Class 1 common stock and (iii) Company Stock Options to purchase an aggregate of 17,776,182 shares of Class 1 common stock. All issued and outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive rights of any Person.

(b)  The Company has provided Parent with a true and complete list of all holders (“Equity Award Holders”), as of the Mesurement Date, of outstanding Company Stock Options, Company RSUs and other similar rights to purchase or receive Shares under the Equity Plans or otherwise (collectively, “Company Equity Awards”), indicating, as applicable, with respect to each such Equity Award Holder (i) any outstanding Company Equity Award held by such Equity Award Holder, (ii) the number of Shares subject to such Company Equity Award, (iii) the date of grant and vesting schedule, and (iv) the exercise price of such Company Equity Award, if applicable. All of the Company Equity Awards were issued in compliance with the terms of the applicable Equity Plan.

(c)  Except as set forth in Error! Reference source not found. and for changes since the Measurement Date resulting from actions taken after such time in accordance with Section 6.01 and the exercise of Company Stock Options or the issuance of Shares pursuant to the settlement of Company RSUs, in each case outstanding on such date in accordance with the terms thereof on such date or issued or granted after such date in accordance with Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii)  securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, subscriptions, rights of first offer or refusal, preemptive rights or any similar rights, commitments, Contracts or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, the value or price of, any capital stock or voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Shares, being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no voting trusts or agreements, stockholder agreements, proxies, understandings, arrangements, commitments or other contractual obligations in effect with respect to the voting or transfer of any of the Company Securities to which the Company is a party and the Company has not issued any outstanding bonds, notes, debentures or other obligations, the holders of which generally have the right to vote on any matters submitted to the holders of such Company Securities.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien, and are duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive rights of any Person. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options, subscriptions, rights of first offer or refusal, preemptive rights or any similar rights, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. There are no voting trusts or agreements, stockholder agreements, proxies, understandings, arrangements, commitments or other contractual obligations in effect with respect to the voting or transfer of any of the Company Subsidiary Securities to which the Company or any of its Subsidiaries is a party and the Company has not issued any outstanding bonds, notes, debentures or other obligations, the holders of which generally have the right to vote on any matters submitted to the holders of such Company Subsidiary Securities.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) Since the Applicable Date, the Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (such reports, schedules, forms, statements, prospectuses, registration statements and other documents so filed or furnished since the Applicable Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)  As of its filing date, each Company SEC Document complied or, if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of NASDAQ, the 1933 Act and the 1934 Act, as the case may be, the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company SEC Documents. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC with respect to any of the Company

SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file any forms, reports, registrations, statements or other documents with the SEC.

(c)  As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)  Since the Applicable Date, the Company and its Subsidiaries have established and maintained disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) as required by Rule 13a-5 under the 1934 Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15f or 15d-15f, as applicable, under the 1934 Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f)  Since the Applicable Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting utilized by the Company which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) any fraud that involves the management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of the Company or any of its Subsidiaries regarding deficiencies in accounting, auditing or legal compliance matters. To the Knowledge of the Company, no executive officer of the Company has failed, since the Applicable Date, to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Documents and since the Applicable Date, no executive officer of the Company has failed to file such certifications and the Company has not received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Since the Applicable Date, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present or, in the case of Company SEC Documents filed after the date of this Agreement, will fairly present, in each case, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments which are not material, individually or in the aggregate, and the absence of footnotes in the case of any unaudited interim financial statements, none of which are material individually or in the aggregate).

Section 4.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Proxy Statement (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, (i) will comply as to form in all material respects with the applicable requirements of the 1934 Act and (ii) at the time of such filing and the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Sub or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business and (ii) there has not been any change, effect, event, occurrence, development or state of circumstances or facts through the date of this Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 4.10 of the Company Disclosure Schedule, since the Company Balance Sheet Date, the Company has not taken any action that would have been prohibited by Sections 6.01(i), (j), (l), (m), (n), (o) or (q) (with respect to the subsections of Section 6.01 listed in this sentence) if it had been taken after the date hereof and prior to the Closing Date.

Section 4.11. No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, of a type required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (i) adequately disclosed, specifically reserved against and otherwise provided for in the Company Balance Sheet or in the notes thereto; (ii) incurred in the ordinary course of business since the Company Balance Sheet Date (but excluding any Liabilities arising from any violations of law, breaches of Contracts or Permits, torts or infringement); and (iii) that would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole.

Section 4.12. Compliance with Laws and Court Orders; Permits. (a) The Company and each of its Subsidiaries are, and have at all times since the Applicable Date been, in compliance with, and have not been threatened in writing to be charged with or given notice of any material violation of and, to the Knowledge of the Company, are not under investigation with respect to, nor have been threatened in writing, to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Permit required for the operation of the business of the Company and its Subsidiaries or otherwise held by or for the benefit of the Company or any of its Subsidiaries (the “Company Permits”), each of which is in full force and effect. The Company and each of its Subsidiaries (i) is and since the Applicable Date has been in compliance with all Company Permits and (ii) has not, since the Applicable Date, received any notice of any cancellation, suspension, revocation, invalidation or non-renewal of any Company Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Litigation. There is no, and since the Applicable Date there has been no, Action pending (a) in which the Company or any of its Subsidiaries is a claimant or plaintiff and (b) against, threatened in writing against or, to the Knowledge of the Company, otherwise threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator, that, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. None of the Company or any of its Subsidiaries has previously owned and/or currently owns any real property.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (“Leased Real Property”). (i) All material leases related to the Leased Real Property are valid and in full force and effect and (ii) except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.15. Intellectual Property.

(a)  Section 4.15 of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of all patents and patent applications and registrations and applications for registration of any Marks, Copyrights and Domain Names included in the Owned Intellectual Property (“Scheduled Intellectual Property”). Section 4.15(a) of the Company Disclosure Schedule lists: (i) the owner of record for each such item of Scheduled Intellectual Property; and (ii) the jurisdictions in which each such item of Scheduled Intellectual Property has been issued, registered or otherwise arises or in which any such application for such issuance and registration has been filed. All material Scheduled Intellectual Property is subsisting, valid and, to the Knowledge of the Company, enforceable, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Governmental Authority and Internet domain name registrars in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining all material Scheduled Intellectual Property in full force and effect.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, and (ii) has a valid right to use all other Intellectual Property used in or necessary for the conduct of their respective businesses as presently conducted (such other Intellectual Property in (ii) the “Licensed Intellectual Property”), in each case of (i) and (ii), free and clear of any Liens other than Permitted Liens. The Owned Intellectual Property, together with the Licensed Intellectual Property (when used within the scope of the applicable Contract), constitutes all of the Intellectual Property that is necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have not (in the past six (6) years) infringed, misappropriated or otherwise violated and do not infringe, misappropriate, or otherwise violate the Intellectual Property rights of any Person, (ii) to the Knowledge of the Company, no Person has (in the past six (6) years) infringed, misappropriated or otherwise violated or is infringing, misappropriating, or otherwise violating any Owned Intellectual Property or any Licensed Intellectual Property and (iii) neither the Company nor any of its Subsidiaries is subject to any Action either: (A) alleging that the Company or any of its Subsidiaries or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates, or otherwise violates any Intellectual Property rights of any Person or (B) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement the IT Assets which (i) are adequate for and operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and (ii) do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any IT Assets. To the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets (or any information or data stored therein or transmitted thereby).

(e)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries have incorporated any open source software in, or used any open source software in connection with, any Software developed, licensed, distributed, used or otherwise exploited by the Company or any of its Subsidiaries or any of its customers, in each case, in a manner that would require the contribution, licensing, attribution or disclosure to any third party of any portion of the source code of any Software developed, licensed, distributed used or otherwise exploited by or for the Company or any of its Subsidiaries or any of its customers or that would otherwise diminish or transfer the rights of ownership in any Intellectual Property or Software of the Company or any of its Subsidiaries to any third party. The Company and each of its Subsidiaries are in compliance in all material respects with the terms and conditions of all relevant licenses for open source software used in the respective businesses of the Company and each of its Subsidiaries as currently operated.

(f)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, (i) none of the source code or related materials for any Software included in the Owned Intellectual Property (the “Company Software”) has been licensed or provided to, or used or accessed by, any Person other than employees, consultants or contractors of the Company or any of its Subsidiaries who have entered into written confidentiality Contracts with respect to such source code or related source materials and (ii) none of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other

Contract requiring the deposit of any source code for any Company Software, and no Company Software has been placed into escrow for the benefit of any Person.

(g)  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries, as appropriate, have taken adequate security measures to protect the secrecy, confidentiality of all material Trade Secrets included in the Owned Intellectual Property, which measures are reasonable in the industry in which the business operates, (ii) no Trade Secret or proprietary information material to the business as presently conducted has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any former or current employee or any third Person other than pursuant to a non-disclosure agreement restricting the disclosure and use of the Intellectual Property and (iii) the Company and each of its Subsidiaries have executed valid and enforceable written agreements with each of their respective former and current employees, consultants and independent contractors pursuant to which each such Person has validly assigned to the Company or one of its Subsidiaries all of such Person’s rights, title and interest in and to any material Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby.

(h)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries, and, to the Knowledge of the Company, any Person acting for or on the behalf of the Company have at all times complied with all Privacy Requirements, (ii) the Company and each of its Subsidiaries has implemented and maintained adequate policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information, (iii) none of the Company’s or any of its Subsidiaries’ privacy policies or notices have contained any material omissions or been misleading or deceptive, and (iv) during the past three (3) years, no claims, charges, investigations, or regulatory inquiries have been asserted or threatened in writing against the Company or any of its Subsidiaries by any Person relating to or alleging a violation of any Privacy Requirements, and to the Knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, investigation, or regulatory inquiry.

(i)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) has, to the extent required by applicable Privacy/Data Security Laws, implemented and maintained commercially reasonable technical and organizational safeguards designed to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure (“Data Protection Measures”), and (ii) has taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Company or any of its Subsidiaries maintains Data Protection Measures and complies with applicable Privacy/Data Security Laws. To the Knowledge of the Company, Personal Information has been provided to the Company and each of its Subsidiaries in compliance in all material respects with applicable Privacy/Data Security Laws. In the past three (3) years, there have been no actual material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information or other confidential data in the possession or control of the Company or any of its Subsidiaries (each a “Security Incident”), and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries have provided or been legally required to provide any written notice to any Person in connection with a Security Incident.

Section 4.16. Taxes.

(a)  All material Tax Returns required to be filed by Applicable Law by, or on behalf of, the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions of time to file), and all such material Tax Returns are true, complete and correct in all material respects. Each of the Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) to the appropriate Governmental Authority all material Taxes due and payable by it, whether or not shown as due on any Tax Returns.

(b)  Each of the Company and each of its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material amounts of Taxes required to be withheld, collected and paid over by it under Applicable Law (or, in the case of sales and use, value added, goods and services and other similar Taxes, has been furnished with respect thereto properly completed exemption certificates), and each of the Company and each of its Subsidiaries has complied in all material respects with all Applicable Laws related thereto, including information reporting (and related withholding) and record retention requirements.

(c)  There is no Action, audit, examination, or investigation with respect to material Taxes of the Company or any of its Subsidiaries that is currently being conducted or, to the Knowledge of the Company, pending or threatened by a Governmental Authority.

(d)  Neither the Company nor any of its Subsidiaries (i) is, or has been, a member of any affiliated, consolidated, combined, unitary or similar Tax group, other than a group the common parent of which is the Company, or (ii) has any liability for material Taxes of any Person (other than the Company or any Subsidiary of the Company) arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of U.S. state or local or non-U.S. Tax law) or as a transferee or successor, by assumption, by Contract, by operation of law or otherwise.

(e)  Neither the Company nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign law).

(f)  Neither the Company nor any of its Subsidiaries is subject to any Liens (other than Permitted Liens) with respect to material Taxes on any of the assets of either the Company or any of its Subsidiaries.

(g)  Neither the Company nor any of its Subsidiaries has (i) requested any extension of time within which to file any Tax Return (other than any automatic extension to file any Tax Return), which Tax Return has since not been filed, or (ii) waived any statute of limitations in respect of its Taxes which waiver is currently in effect.

(h)  Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar Contract or arrangement or has any other obligation to indemnify any other Person with respect to material Taxes, in each case that will have an effect after the Closing.

(i)  No claim has been made in writing in the last three (3) years by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular type of Tax that such Company or such Subsidiary is or may be required to file such Tax Return or to pay such type of Tax by that jurisdiction, other than any such claim that has been resolved. Neither the Company nor any of its Subsidiaries has, or has had, a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j)  Neither the Company nor any of its Subsidiaries (i) is, or has been within the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code; (ii) has, within the last two (2) years, constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 or Section 361 of the Code; (iii) has an excess loss account (as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of law)) in the stock of any Subsidiary; (iv) has any liability under Section 965(h) of the Code (or any analogous or similar provision of law); or (v) has made any election to defer any payroll, social security or similar Taxes (except amounts that have been fully and timely repaid) under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (as amended) or otherwise.

(k)  Neither the Company nor any of its Subsidiaries is the beneficiary of any private letter ruling of the IRS or comparable written ruling of any other Governmental Authority with respect to material Taxes.

(l)  Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date that was realized (or reflects economic income) prior to the Closing, as a result of any (i) change in accounting method or the use of an improper accounting method, in each case, on or prior to the Closing Date, (ii) closing agreement or similar agreement entered into with a

Governmental Authority on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue realized on or prior to the Closing Date, or (v) gain recognition agreement to which the Company or any Subsidiary of the Company is a party under Code Section 367 and the Treasury Regulations thereunder.

(m)  For purposes of this Section 4.16, any reference to the Company and any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into such Company or any of its Subsidiaries.

Section 4.17. Employee Benefit Plans. (a) Section 4.17(a) contains a correct and complete list of each Employee Plan and separately identifies each International Plan by jurisdiction. With respect to each Employee Plan, the Company has made available to Parent true, correct and complete copies of, to the extent applicable, (i) such Employee Plan, including any amendment thereto (or, in the case of any unwritten Employee Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding arrangement or amendment related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service and (vi) the most recent annual reports on Form 5500 (or comparable form).

(b)  Neither the Company nor its ERISA Affiliates, sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six (6) years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has any direct or indirect liability with respect to any Employee Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(c)  Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received, or has reliance upon on, a favorable determination or opinion letter. Nothing has occurred with respect to the operation of such Employee Plans that could reasonably be expected to cause the denial or loss of such qualification.

(d)  Neither the execution of this Agreement nor the consummation of the Transactions (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Employee Plan or (iv) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e)  No Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA and at the sole expense of the participant).

(f)  Each Employee Plan has been established, funded and maintained in compliance with its terms and all Applicable Law (including ERISA and the Code), in each case, except as would not reasonably be expected to result in material liabilities to the Company and its Subsidiaries, taken as a whole. No nonexempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the code) has occurred or is reasonably expected to occur with respect to any Employee Plan, except as would not reasonably be expected to result in material liabilities to the Company and its Subsidiaries, taken as a whole. No Action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Employee Plan before any arbitrator or any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation, which, individually or in the aggregate, would reasonably be expected to result in material liability to the Company and any of its Subsidiaries, taken as a whole.

(g)  Neither the Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(h)  Except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company and any of its Subsidiaries, taken as a whole, each International Plan (i) has been maintained in compliance with its terms and Applicable Law, in each case in all material respects, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(i)  All of the Company Equity Awards were issued in material compliance with Applicable Laws and the terms of the applicable Equity Plan. Each award of Company Stock Options has been granted with an exercise price that is no less than the fair market value of the underlying Share on the date of grant, as determined in accordance with Section 409A of the Code.

Section 4.18. Labor Matters.

(a)  To the Knowledge of the Company, as of the date of this Agreement, no director, officer, or Key Employee of the Company intends to terminate his or her employment relationship with the Company. No Company Employees are represented by any union or other labor organization, neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement, and there are no Collective Bargaining Agreements that pertain to any Company Employee or group of employees of the Company.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. No union, labor organization, or group of Company Employees (“Labor Organization”) has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and there has not been since the Applicable Date, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(c)  Except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company and any of its Subsidiaries, taken as a whole, there are no complaints, charges or claims against the Company pending or threatened that could reasonably be expected to be brought or filed based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ any individual by the Company.

(d)  Except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company and any of its Subsidiaries, taken as a whole, no judgment, consent decree, or arbitration award from the National Labor Relations Board or any other Governmental Authority relating to Company Employees imposes continuing remedial obligations that would reasonably be expected to materially limit or adversely affect the Company’s ability to manage its employees, service providers, or job applicants.

(e)  The Company and its Subsidiaries are, and have been since the Applicable Date, in material compliance with all Applicable Laws relating to labor and employment, including those relating to terms and conditions of employment, labor management relations, wages, hours and benefits (including minimum wage and overtime), child labor, employee classification (including the classification of employees as independent contractors and the classification of employees as exempt from the requirements of the Fair Labor Standards Act or similar Applicable Laws) and payment of employees, independent contractors, and consultants, employment equity, WARN, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment, the payment and withholding of Taxes, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)  Within the past six (6) months: (i) there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company; (ii) the Company has not been affected by any transaction that would trigger application of WARN; and (iii) the Company has not engaged in layoffs or employment terminations sufficient in number to trigger application of WARN.

(g)  The execution and delivery of this Agreement and the performance of this Agreement do not require the Company to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any Labor Organizations or groups of Company Employees, or any Governmental Authority, with respect to any Company Employee.

(h)  Except as would reasonably be expected to result in material liabilities to the Company and its Subsidiaries, taken as a whole, to the Company’s knowledge, the Company has investigated (to the extent reasonable) all material employment discrimination and sexual harassment allegations of, or against, any employee of the Company and has taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation with potential merit. In the last three (3) years, to the Company’s knowledge, no material and credible formal allegations of sexual harassment or sexual misconduct have been made against any current officer of the Company.

Section 4.19. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)  since the Applicable Date, no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no Actions pending or, to the Knowledge of the Company, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)  the Company and each of its Subsidiaries have all material environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits in all material respects; and

(iii)  the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws in all material respects.

Section 4.20. Material Contracts.

(a)  Section 4.20(a) of the Company Disclosure Schedule sets forth a list of the following Contracts (other than ordinary course purchase orders, insurance policies or binders entered into in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary is bound as of the date hereof (together with any other Contracts entered into after the date hereof and prior to the Closing Date that would be required to be listed on this Section 4.20(a) if in effect as of the date hereof, each, a “Material Contract”):

(i)  any (A) Lease in respect of Leased Real Property or (B) lease of personal property, in each case involving annual payments in excess of $2,000,000, and with respect to item (B) only other than those that can be cancelled by the Company or any of its Subsidiaries without material penalty (other than liabilities incurred prior to termination) on no more than 120 days’ notice;

(ii)  any Contract under which the Company or any of its Subsidiaries is required to make or receive or is expected to make or receive during the twelve- month period immediately following December 31, 2021, or pursuant to which the Company or any of its Subsidiaries has made or received during the twelve-month period ended December 31, 2021, in the aggregate, payments of $2,000,000 or more;

(iii)  each limited liability company agreement, partnership agreement, joint venture agreement, strategic alliance, collaboration or other similar Contract (however named) that involves sharing profits or losses by the Company or any of its Subsidiaries with any other Person, in each case, that is material to the Company and its Subsidiaries, taken as a whole, other than (A) reseller agreements entered into in the ordinary course of business and (B) ordinary course commercial agreements and governing documents for Subsidiaries of the Company that are wholly owned directly or indirectly by the Company;

(iv)  any Contract with ongoing payment obligations or other material non-monetary obligations of the Company for the sale of any of the material assets or properties of the Company or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any such material assets or properties, in each case, other than in the ordinary course of business;

(v)  any Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or material assets or the capital stock of any other Person with a purchase price in excess of $5,000,000, in the aggregate that either (A) was entered into since the Applicable Date or (B) contains material outstanding non- competition, non-solicitation (other than non-disclosure agreements), earn-out or other contingent payment obligations of the Company or its Subsidiaries;

(vi)  any Contract with ongoing payment obligations of the Company relating to the incurrence, assumption, guarantee or payoff of any outstanding indebtedness for borrowed money of the Company or any of its Subsidiaries or imposing a Lien on a material portion or amount of the assets or properties of the Company or any of its Subsidiaries, in each case in an amount in excess of $5,000,000;

(vii)  any Contract containing any future capital expenditures obligations of the Company or any of its Subsidiaries, or the acquisition or construction of fixed assets, for amounts in excess of $5,000,000;

(viii)  any settlement Contract arising out of any Action asserted by any Person (including any Governmental Authority), or any Contract involving the settlement, release, compromise or waiver by the Company or any of its Subsidiaries of any litigation, material rights, claims, obligations, duties or Liabilities, in each case, that imposes material ongoing obligations after the date hereof on the Company and its Subsidiaries, taken as a whole;

(ix)  any Contract (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to compete with any Person in any line of business, or the manner or locations in which any of them may engage or hire or solicit any Person for employment or other business relationship, or (B) prohibiting or materially limiting the right of the Company or any of its Subsidiaries to make, sell, or distribute any products or services;

(x)  any material Contract that expressly contains (A) a “key man” provision, requirement or similar provision, (B) a most favored nation, favored customer, or similar provision, (C) exclusivity obligation (other than reseller agreements in the ordinary course of business) or (D) minimum purchase or guaranteed payments;

(xi)  any Contract containing any grant of any license or covenant not to assert relating to or under (A) any material Owned Intellectual Property by the Company or any of its Subsidiaries to a third party or (B) Intellectual Property material to the Company by a third party to the Company or any of its Subsidiaries, excluding (i) licenses of off-the-shelf or other Software that is commercially available on standard terms for less than $150,000, (ii) non-exclusive licenses entered into in the ordinary course of business, and (iii) open source software licenses; and

(xii)  any commitment by the Company or any of its Subsidiaries (orally or in writing) to enter into any of the foregoing.

(b)  The Company has made available to Parent true, complete and correct copies of each Material Contract, in each case, as amended or otherwise modified and in effect as of the date hereof. Except (i) as set forth on Section 4.20(b) of the Company Disclosure Schedule, (ii) for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, as of the date hereof and (iii) for terminations in accordance with the express terms of such Contracts, (a) each of the Material Contracts is valid and in full force and effect and is the legal, valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto, and, to the Knowledge of the Company, of the other parties thereto, enforceable against each of them in accordance with its terms and (b) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract, or of any party’s intent to terminate, materially modify or not renew any Material Contract.

Section 4.21. Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions and the Transaction Documents to which the Company is or will be a party.

Section 4.22. Opinion of Financial Advisor. The Board of Directors has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other factors set forth therein, the Merger Consideration to be paid to holders of Shares of Class 1 common stock of the Company in the proposed Transaction is fair, from a financial point of view, to such holders.

Section 4.23. Antitakeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or similar anti-takeover statute or regulation, including Section 203 of the DGCL, or any anti-takeover provision in the Company’s organizational or governing documents is applicable to the Merger or the execution, delivery and performance of this Agreement or the Transactions. There is no stockholder rights plan, “poison pill” anti-takeover plan or similar device in effect to which the Company is subject, party or otherwise bound that is applicable to the Transactions.

Section 4.24. Related Party Transactions. As of the date hereof, since the date of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, there have been no contracts, transactions, arrangements, or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, or any beneficial owner (as defined in Rule 13d-3 of the 1934 Act) of 5% or more of the shares of capital stock of the Company, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Form 10-K or proxy statement pertaining to an annual meeting of shareholders (each, a “Related Party Transaction”).

Section 4.25. Insurance. The Company and its Subsidiaries maintain insurance policies (the “Insurance Policies”) in such amounts and against such risks as the management of the Company and its Subsidiaries has determined to be prudent in accordance with industry practices or as required by Applicable Laws. With respect to each Insurance Policy, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement: (a) all premiums due have been paid in full (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), (b) the policy is in full force and effect by its terms, and (c)  none of the Company, the Company’s Subsidiaries, or, to the Company’s Knowledge, any other party to each Insurance Policy, is in breach or default in (including with respect to the payment of premiums or the giving of notices). Since the Applicable Date, the Company has not received any written notice of cancellation, non-renewal or premium increase relating to any Insurance Policy, and there are no material Actions pending under any Insurance Policy for which coverage has been denied by the applicable insurance carrier.

Section 4.26. Customer; Suppliers.

(a)  Section 4.26(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the top twenty largest customers (based on net revenue received by the Company or any of its Subsidiaries) for the fiscal year 2021 and the current fiscal year-to-date (as of June 30, 2022) (the “Top Customers”).

(b)  Section 4.26(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the twenty largest suppliers (based on spend by the Company or any of its Subsidiaries) for the fiscal year ended 2021 and the current fiscal year-to-date (as of July 31, 2022) (the “Top Suppliers”).

(c)  Except for completions or expirations of contracts in accordance with their terms or as otherwise set forth on Section 4.26 of the Company Disclosure Schedule, since January 1, 2022, no customer or supplier listed on Section 4.26 of the Company Disclosure Schedule has notified the Company or any of its Subsidiaries in writing that it shall, or intends to, terminate its relationship with or stop, materially decrease the rate or volume of, or materially increase the price of buying or selling products and services from or to the Company or any of its Subsidiaries (other than as part of ordinary course negotiations). Since the Applicable Date, no material disagreement, indemnity claim, claim for damages or other dispute has arisen between the Top Customers or Top Suppliers, on the one hand, and the Company or its Subsidiaries, on the other hand, with respect to the business relationship or any agreements between such customers or suppliers and the Company or any of its Subsidiaries.

Section 4.27. Anti-Bribery, Anti-Corruption, and Anti-Money Laundering. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, within the past five (5) years, neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of the Company, employees, agents or any other Person acting for or on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party, or political campaign in violation of Applicable Laws or (b) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the

Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or any other similar laws, rules, or regulations relating to corruption, bribery, or money laundering. Neither the Company nor any of its Subsidiaries is required to maintain any license, registration, or other authorization under foreign, federal, or state money transmitter or other money services laws, rules, or regulations or has received any written inquiries from any Governmental Authority regarding its compliance with such laws, rules, or regulations. Within the past five (5) years, neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Authority relating to corruption, bribery, or money laundering laws, rules, or regulations; been the subject of any investigation or inquiry regarding compliance with such laws, rules, or regulations; or been assessed any fine or penalty under such laws, rules, or regulations.

Section 4.28. Sanctions. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole, neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of the Company, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries (a)  is a Person with whom transactions are prohibited or limited under any economic sanctions laws, rules, or regulations, including those administered by the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or (b) has violated any laws, rules, or regulations relating to economic sanctions within the past five (5) years. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and for the past five (5) years have been in possession of and in compliance in all material respects with any and all licenses, registrations, and permits that may be required for their lawful conduct under import and export control laws, rules, and regulations, including the Export Administration Regulations, 15 C.F.R. § 730 et seq. and (ii) within the past five (5) years, neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Authority relating to sanctions, import, or export control laws, rules, or regulations; been the subject of any investigation or inquiry regarding compliance with such laws, rules, or regulations; or been assessed any fine or penalty under such laws, rules, or regulations.

Section 4.29. No Other Representations or Warranties. Except for the representations and warranties set forth in Article 5 and in any other Transaction Document to which the Company is a party, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Sub to the Company.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority, as applicable, to perform its respective obligations hereunder and consummate the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing by or with respect to Parent or Merger Sub with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (iv)  any of the actions or filings set forth on Section 4.03 of the Company Disclosure Schedule and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a termination, cancellation, acceleration or any other change of any rights or obligations of Parent or any of its Subsidiaries, or loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding on Parent or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information that Parent supplies to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.06. Finders’ Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the Transactions.

Section 5.07. Financing. (a) Parent affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent obtain financing for, or related to, any of the Transactions. As of the date hereof, Parent has delivered to the Company true, complete and fully executed copies of (i) a debt commitment letter (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter (subject, in either case, to redaction of all “market flex”, pricing terms, pricing caps and other commercially sensitive or economic terms; provided that Parent represents and warrants that the market flex and any other redacted provisions in such fee letter do not require the imposition of (or otherwise impose) any new conditions (or modification or expansion of any existing conditions) in the debt commitment letter or to the consummation of the Debt Financing), as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 8.09, the “Debt Commitment Letters”) from the Debt Financing Sources party thereto, confirming their respective commitments to provide, upon the terms and subject to the conditions thereto, Parent with debt financing in connection with the Transactions in the amount set forth in the Debt Commitment Letters (the “Debt Financing”) and (ii) a commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from the Sponsors confirming their commitment, subject to the terms and conditions therein, to provide Parent with equity financing in connection with the Transactions in the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)  As of the date hereof, the Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto, enforceable against Parent and the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, none of the Financing Commitment Letters have been amended or modified, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified, and, to the knowledge of Parent, no such amendment, modification, withdrawal or rescission of the Financing Commitment Letters is contemplated (other than amendments or modifications to the Debt Commitment Letters solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof). As of the date hereof, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of (x) Parent, Merger Sub or any other Person party thereto, as applicable, under the Equity Commitment Letter or (y) Parent, Merger Sub or any other Person party thereto, as applicable, under any of the Debt Commitment Letters. As of the date hereof, all fees (if any) required to be paid under the Financing Commitment Letters on or prior to the date hereof, have been paid in full.

(c)  As of the date hereof, there are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters. As of the date hereof, other than the Financing Commitment Letters, there are no other Contracts entered into by Parent or any Affiliate thereof related to the funding or investing, as applicable, of the Financing (except for (i) the fee letter referred to in clause (a) of this Section 5.07, (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Financing or (iii) those that would not be reasonably expected to materially adversely affect the availability of any portion of the Financing and which do not adversely impact the conditionality or amount of the Financing). As of the date hereof, assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available in full to Parent on the Closing Date.

(d)  Assuming (i) the Financing is funded at the Closing in accordance with the Financing Commitment Letters and (ii) the satisfaction of the conditions to Parent’s obligation to consummate the Merger set forth in Article 9, the aggregate proceeds of the Financings will provide Parent and Merger Sub, with an amount sufficient for the satisfaction of all Parent’s and Merger Sub’s payment obligations under this Agreement at Closing (such amount, the “Required Closing Payment”).

Section 5.08. Solvency.

(a)  Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) that the Company and each of its Subsidiaries have complied with and satisfied in all material respects all of their respective covenants, agreements and obligations hereunder, (iii) the accuracy of the representations and warranties set forth in Article 4 of this Agreement in all material respects, and (iv) that the Company and each of its Subsidiaries are Solvent (defined below) immediately prior to Closing, then immediately after giving effect to the Transactions including the Financing, any alternative financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letters and the payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that such Person (a) has property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) has assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

(b)  Neither Parent nor any of its Affiliates have any current intention to divest any material assets of the Company or any of its Subsidiaries, materially reduce the number of employees or otherwise implement any material adverse changes to the operation of the business of the Company or any of its Subsidiaries following Closing.

Section 5.09. No Prior Operations; Capitalization. Each of Parent and Merger Sub is a newly formed entity that was formed specifically in connection with the Transactions and, except as required in connection with the Transactions, has not conducted any operations, owned an interest in any assets (including any ownership interest in any other Person), incurred any liabilities of any nature or become party to any agreements other than the Transaction Documents. Sponsors are the direct or indirect beneficial owner of 100% of the outstanding ownership interests of Parent. Parent is the direct or indirect beneficial owner of 100% of the outstanding ownership interests of Merger Sub.

Section 5.10. Termination Equity Commitment Letter.

(a)  Concurrently with the execution of this Agreement, Sponsor has delivered to the Company a duly executed Termination Equity Commitment Letter with respect to certain matters, including providing certain equity contributions to Parent in connection with this Agreement and the performance by Parent of its obligations hereunder and subject to the terms and conditions set forth therein. Each Sponsor is a special limited partnership duly organized, validly existing and in good standing under the laws of Luxembourg and has all powers required to carry on its business as now conducted. The execution, delivery and performance by each Sponsor of the Termination Equity Commitment Letter, and the consummation of the Transactions are within the powers of Sponsor and have been duly authorized by all necessary action on the part of Sponsor. As of the date of this Agreement, the Termination Equity Commitment Letter is in full force and effect and is a legal, valid, and binding obligation of Sponsor and Parent, enforceable against Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Sponsor under such Termination Equity Commitment Letter.

(b)  Each Sponsor has, and will continue to have at all times prior to the Closing, sufficient funds or assets (including, for the avoidance of doubt, drawable commitments, lines of credit, or other sources of immediately available funds) to enable it to fund (i) its Equity Commitment (as defined in the Equity Commitment Letter) in full to Parent in accordance with the terms and subject to the conditions set forth in the Equity Commitment Letter, without satisfaction of any conditions outside of its control and (ii) its respective Pro Rata Share (as defined in the Termination Equity Commitment Letter) of the Termination Commitment (as defined in the Termination Equity Commitment Letter) in accordance with the terms and subject to the conditions set forth in the Termination Equity Commitment Letter, without satisfaction of any conditions outside of its control. Each of Parent and Merger Sub acknowledges that the Company entered into this Agreement, the other Transaction Documents and the Transactions in reliance upon the execution of the Equity Commitment Letter and the Termination Equity Commitment Letter by the Sponsors and Parent.

Section 5.11. No Other Representations or Warranties. Except for the representations and warranties set forth in Article 4, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub. Each of Parent and Merger Sub also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company covenants and agrees that:

Section 6.01. Conduct of the Company. During the period from the date hereof until the Effective Time, except (A) with the prior written consent of Parent, (B) as required by Applicable Law or (C) as set forth in Section 6.01 of the Company Disclosure Schedule, (1)  the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business; provided that no COVID-19 Response shall be deemed to be a breach of this clause (1) provided that, prior to taking any COVID-19 Response, the Company shall, to the extent reasonably practicable under the circumstances, provide advance notice to and consult with Parent in good faith with respect thereto, and (2) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)  amend, supplement or otherwise modify its certificate of incorporation, bylaws or other similar organizational documents (other than for Subsidiaries of the Company);

(b)  (i) split (including reverse stock split), combine, subdivide, recapitalize, exchange or reclassify any shares of its equity interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its equity interests (including any Shares), except for dividends by any of its wholly owned Subsidiaries, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise purchase or acquire any Company Securities or any securities convertible or exchangeable into or exercisable for any equity interests of the Company, except as required by the terms of any Employee Plan;

(c)  issue, transfer, assign, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, transfer, assignment, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Company Securities or Company Subsidiary Securities (except to the Company or any of its wholly owned Subsidiaries), (i) excluding the issuance of any Shares upon the exercise of Company Stock Options or vesting and/or settlement of Company RSUs, in each case, that are outstanding as of the Measurement Date (or granted after the Measurement Date in compliance with Section 6.01(c) of the Company Disclosure Schedule) and in accordance with the terms of the Equity Plans but (ii) including (A) grants or awards of Company Securities (including Company Stock Options and Company RSUs) that otherwise could be made pursuant to the terms of Employee Plans, or (B) amendments to any term of any Company Security or Company Subsidiary Security (except for the benefit of the Company or any of its wholly owned Subsidiaries);

(d)  acquire (i) by merger, consolidation, acquisition of stock or assets or otherwise, directly or indirectly, any businesses, other than acquisitions pursuant to existing Material Contracts, or (ii) any material amount of (x) assets, other than acquisitions pursuant to existing Contracts, or (y) any securities or equity interests, other than acquisitions pursuant to existing Material Contracts, or, in each case of clauses (x) and (y), in the ordinary course of business;

(e)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than for Subsidiaries of the Company;

(f)  sell, lease, license, or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise or create or incur any Lien on, any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than Intellectual Property), other than (i) sales of inventory in the ordinary course of business or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to Contracts in effect on the date hereof, (iii) Permitted Liens and (iv) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company;

(g)  sell, license, sublicense, covenant not to assert, assign, transfer, abandon, allow to lapse, exclusively license, otherwise dispose of or grant any rights in any material Owned Intellectual Property (except non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business);

(h)  make any loans, advances or capital contributions in excess of $1,000,000 on an individual basis to, or investments in, any other Person, other than (i) by the Company (or a Subsidiary of the Company) to a Subsidiary of the Company or (ii) in the ordinary course of business;

(i)  create, incur, assume, suffer to exist, provide any guarantee of or otherwise become liable with respect to any, or repay, redeem, repurchase or otherwise retire any indebtedness for borrowed money or guarantees thereof (other than as required by its terms);

(j)  except as required under Applicable Law or pursuant to the terms of any Employee Plan, (i) with respect to any Service Provider, grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or other benefits, other than increases in annual base salaries or base wage rates in the ordinary course of business for employees with an annual base salary or base wage rate of less than $200,000, (ii) hire, or terminate (other than for “cause” or performance) any Service Provider with an annual base salary or base compensation of more than $200,000, (iii) establish, adopt, enter into, materially amend, terminate, or take any action to accelerate rights under any Employee Plan (or any plan, program, policy, agreement or arrangement that would be an Employee Plan if it were in existence on the date of this Agreement) or Collective Bargaining Agreement;

(k)  change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l)  settle or compromise (A) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds) of the Company or any of its Subsidiaries in excess of $1,000,000 individually or $5,000,000 in the aggregate (in each case net of amounts covered by insurance or indemnification agreements with third parties), or that imposes any material restrictions or limitations upon the operations or business of the Company or any of its Subsidiaries after the Closing or material equitable or injunctive remedies or the admission of any criminal wrongdoing (other than customary confidentiality, release and similar obligations incidental to such settlement) or (B) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes) that relates to the Transactions;

(m)  (i) settle or compromise any material Tax claim, audit or assessment, or file a claim for, or surrender any right to claim, a refund of a material amount of Taxes, (ii) adopt or change (or make a request to change) any material Tax accounting method or any Tax accounting period, (iii) make, change or revoke any material Tax election, (iv) file any material amended Tax Return, (v) enter into any closing agreement with any Governmental Authority or any Tax sharing or Tax allocation agreement or similar Contract or arrangement with respect to any material Taxes, (vi) obtain or request any Tax ruling from a Governmental Authority, or (vii) consent to the extension (other than an automatic extension to file any Tax Return) or waiver of the limitations period applicable to any material Tax claim or assessment;

(n)  make or commit to any capital expenditures in excess of $2,000,000 individually or $5,000,000 in the aggregate, except pursuant to the Company’s annual capital expenditures budget made available to Parent;

(o)  abandon any material existing lines of business or enter into any material new line of business, other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement;

(p)  except with respect to (A) Contracts with the counterparties set forth on Schedule 6.01(p) of the Company Disclosure Schedule, (B) any leases in respect of Leased Real Property entered into in the ordinary course of business involving annual aggregate payments of up to $5,000,000, (C) any leases in respect of personal property entered into in the ordinary course of business (provided that with respect to Contracts involving annual aggregate payments of more than $5,000,000, the Company must obtain Parent’s prior written consent, not to be unreasonably withheld, prior to taking any action set forth in clauses (i) and (ii) of this Section 6.01(p)), (D) Contracts of the types described in the following clauses of Section 4.20: clause (iv) (which are addressed in Section 6.01(f)), clause (v) (which are addressed in Section 6.01(d)), clause (vi) (which are addressed in Section 6.01(i)), clause (vii) (which are addressed in Section 6.01(l)) and clause (viii)

(which are addressed in Section 6.01(l)); and (E) ordinary course customer or supplier Contracts (provided that with respect to Contracts that would reasonably be expected to involve payments by the Company of more than $2,000,000 annually or the receipt of payments by the Company of more than $2,000,000 annually, the Company must obtain Parent’s prior written consent, not to be unreasonably withheld, prior to taking any action set forth in clauses (i) and (ii) of this Section 6.01(p)), (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or voluntarily waive, release or assign any material claims under any Material Contract or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms at least as favorable to the Company or any of its Subsidiaries (and to Parent and its Subsidiaries following the Closing) as, a Contract that it is replacing that has terminated upon expiration of the term thereof in accordance with the terms thereof; or

(q) agree, resolve or commit to do any of the foregoing.

Section 6.02. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, dated as of July 1, 2022, between the Company and EQT Partners, Inc. (the “Confidentiality Agreement”), the Company shall (and shall cause its Subsidiaries to), upon reasonable advance notice, and except as may otherwise be required by Applicable Law, (i) provide Parent, its officers, directors, employees, investment bankers, attorneys, lenders, accountants, consultants or other agents or advisors (“Representatives”) reasonable access, during normal business hours during the period prior to the Effective Time, to the Representatives and offices, properties, books and records, work papers and other documents of the Company and each of its Subsidiaries and (ii) during such period, furnish to Parent and its Representatives such existing information as such Persons may reasonably request within a reasonable time of such request, including copies of such existing information; provided that the foregoing shall not require the Company to disclose any information pursuant to this Section 6.02 to the extent that (i) in the reasonable judgment of the Company’s legal counsel, any Applicable Law requires the Company or any of its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to unreasonable risk of liability for disclosure of sensitive personal information, (ii) the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided further, that with respect to the foregoing clauses (i) through (iii), the Company shall use its commercially reasonable efforts to permit the disclosure of such information in a manner that would not violate Applicable Law or jeopardize any privilege. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and each of its Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder. All requests for information made pursuant to this Section 6.02 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

Section 6.03. No Solicitation; Other Offers.

(a)  General Prohibitions. The Company shall not, shall cause its Subsidiaries and the Company’s officers and directors not to, and shall instruct its and its Subsidiaries’ respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, any Third Party that is seeking to make, or has made, an Acquisition Proposal in connection therewith, (iii)  (A) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, (B) adopt, endorse, approve or recommend any Acquisition Proposal, or resolve to take any such action, (C) following the date any Acquisition Proposal or any material modification thereto is first publicly announced, other than in the case of a tender offer or exchange offer subject to Regulation D promulgated under the 1934 Act, fail to issue a press release reaffirming the Company Board Recommendation within the earlier of (x) ten (10) Business Days after a request by Parent to do so and (y) prior to the date of the Company Meeting (as such date may be postponed or adjourned in accordance with the terms hereof), (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation D promulgated under the 1934 Act within the earlier of (x) ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange offer and (y) prior to the date of the Company Meeting (as such date may be postponed or adjourned in accordance with the terms hereof) or (E) fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company stockholders in accordance with Section 8.03 (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

(b)  Exceptions. Notwithstanding Section 6.03(a), at any time prior to the receipt of the Requisite Company Vote:

(i) the Company, directly or indirectly through its Representatives, may (A)  engage in negotiations or discussions with any Third Party and its Representatives that has made after the date of this Agreement a bona fide Acquisition Proposal that did not result from a breach of this Section 6.03 if the Board of Directors determines in good faith, after consultation with, in the case of financial matters, its financial advisor of nationally recognized reputation, and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent within twenty-four (24) hours) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not include provisions restricting any person from making, publicly or privately, an Acquisition Proposal, or otherwise containing any standstill or similar provision and shall permit the Company to comply with its obligations under this Agreement, including this Section 6.03); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party or its Representatives; and

(ii)  subject to Section 6.03(d), the Board of Directors may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal (provided that such Superior Proposal did not result from a breach of (a) or Section 6.03(f)) or (B) in response to an Intervening Event;

(iii)  provided, that in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained herein shall prevent the Board of Directors from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors expressly reaffirms the Company Board Recommendation in such statement or in connection with such action.

(c)  Required Notices. The Board of Directors shall not take any of the actions referred to in Section 6.03 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, or any request for material non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, records, work papers or other documents relating to the Company or any of its Subsidiaries by any Third Party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall be in writing and shall identify the Third Party and the material terms and conditions of any such Acquisition Proposal indication or request, and shall be accompanied by a copy of any material written agreements (or any material draft written agreements) delivered to the Company or its Representatives in connection with such Acquisition Proposal. The

Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status of any such Acquisition Proposal including notifying Parent in writing within twenty-four (24) hours after the occurrence of any material amendment or modification thereof. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.

(d)  “Last Look”. The Board of Directors shall not make an Adverse Recommendation Change in response to an Acquisition Proposal or terminate this Agreement pursuant to Section 10.01(d)(i), unless (i) the Company notifies Parent, in writing at least four (4) Business Days before taking that action, of its intention to do so, specifying in reasonable detail the reasons for such Adverse Recommendation Change and/or such termination (which notice shall not constitute an Adverse Recommendation Change or termination), attaching (A) in the case of an Adverse Recommendation Change to be made in connection with a Superior Proposal or a termination of this Agreement pursuant to Section 10.01(d)(i), the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) the Company has negotiated, and has caused its Representatives to negotiate, reasonably and in good faith with Parent during such notice period any revisions to the terms of this Agreement that Parent proposes and (iii) following the end of such notice period, the Board of Directors shall have determined, in consultation with outside legal counsel and, in the case of financial matters, its financial advisor, and giving due consideration to such revisions proposed by Parent, that (A) in the case of any Adverse Recommendation Change to be made in connection with a Superior Proposal or a termination of this Agreement pursuant to Section 10.01(d)(i), such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company; provided that for the purposes of such new notification the reference to “four (4) Business Days” in Section 6.03(d)(i) shall be deemed to be “two (2) Business Days”) and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change, and, in either case, the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(e)  Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any bona fide, unsolicited Acquisition Proposal (that is not made as a result of a breach of this Section 6.03) after the date of this Agreement, which the Board of Directors determines in good faith, after considering the advice of, in the case of financial matters, its financial advisor of nationally recognized reputation, and outside legal counsel, to be (i) more favorable to the holders of Shares from a financial point of view than the Merger (taking into account all of the terms and conditions, including any financing condition or the reliability of any debt or equity funding commitment, of, the identity of the Third Party making, the likelihood of completion of, such Acquisition Proposal and any break-up fees, expense reimbursement provisions and conditions to consummation and this Agreement (including, if applicable at the time of such determination, any changes to the financial terms of this Agreement then proposed by Parent in response to such offer or otherwise that, if accepted by the Company, would be binding upon Parent)), and (ii) reasonably likely to be capable of being completed, in each case taking into account all financial, legal, regulatory and other aspects of such proposal that the Board of Directors (or a committee thereof) considers relevant; provided, that for the purposes of this definition of “Superior Proposal”, references to 15% in the definition of Acquisition Proposal shall be deemed to be references to 50%.

(f)  Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and the Company’s officers and directors to, and shall instruct its and its Subsidiaries’ respective other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. To the extent that it has not done so prior to the date hereof, the Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement with the Company within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

Section 6.04. R&W Insurance Policy. Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent such cooperation as may be reasonably requested by Parent in connection with Parent obtaining a buyer-side representation and warranty insurance policy (the “R&W Insurance Policy”).

Section 6.05. Company Resignations. The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each member of the Board of Directors and, to the extent directed by Parent prior to the Closing, each other director, manager and officer of each Subsidiary of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

ARTICLE 7

COVENANTS OF PARENT

Parent covenants and agrees that:

Section 7.01. Conduct of Parent. Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Transactions, including the financing thereof.

Section 7.02. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)  For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof;

(b)  For six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)  Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ Insurance Policies and the Company’s existing fiduciary liability Insurance Policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policy pursuant to this sentence an amount in excess of 350% of the aggregate annual premium paid by the Company in its last full fiscal year for the D&O Insurance; and provided further that if the aggregate cost of such tail policy exceeds such amount, the Surviving Corporation shall be obligated to obtain a tail policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.03.

(e)  The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Taxes.

(a) All Transfer Taxes shall be borne and paid by Parent.

(b)  At or prior to Closing, the Company shall deliver to Parent a duly executed certificate from the Company, dated as of the Closing Date, complying with the provisions of Treasury Regulations Section 1.1445-2(c)(3), together with a draft notice to be provided to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 7.05. Employee Matters.

(a)  On and after the Closing, Parent shall, and shall cause its controlled Affiliates (including the Surviving Corporation) to honor the obligations of the Company and each of its Subsidiaries under the Employee Plans, provided that nothing herein shall prevent Parent from terminating or modifying any Employee Plan in accordance with its terms.

(b)  For the period commencing at the Closing and ending on the 12 month anniversary of the Closing, Parent shall provide, or shall cause its controlled Affiliates (including the Surviving Corporation) to provide, each Continuing Employee with (i) a base salary, wage or commission rate and annual cash bonus opportunities, in each case, that is at least equal to the base salary, wage or commission rate and annual cash bonus opportunities, provided to such Continuing Employee by the Company and each of its Subsidiaries immediately prior to the Closing and (ii) health, welfare, retirement and other employee benefits (excluding (A) any defined benefit pension benefits, (B) retiree health benefits, (C) equity or equity based incentives, and (D) transaction, retention, or change in control bonuses) that are, in the aggregate, substantially comparable to the health, welfare, retirement and other employee benefits (excluding (A) any defined benefit pension benefits, (B)  retiree health benefits, (C) equity or equity based incentives, and (D) transaction, retention, or change in control bonuses) provided by the Company and each of its Subsidiaries to such Continuing Employee immediately prior to the Closing and (iii) severance protections and benefits that are no less favorable than those provided under the plans and programs listed or described in Section 7.05(b)(iii) of the Company Disclosure Schedule (the “Severance Plans”).

(c)  Without limiting the other provisions in this Section 7.05, to the extent the Closing occurs prior to the date on which annual bonuses in respect of the 2022 fiscal year (the “2022 Bonuses”) are normally paid, the Company will pay the 2022 Bonuses (and Parent will cause the Company to pay the 2022 Bonuses) at the same time annual bonuses would have otherwise been paid in the ordinary course of business; provided that to the extent that after the Effective Time but prior to the time 2022 Bonuses are paid to other Continuing Employees, any Continuing Employee’s employment is terminated by the Company without “cause” in a manner that entitles the Continuing Employee to severance benefits under the Severance Plans, Parent shall pay such Continuing Employee their Pro Rata Bonus Amount at the time 2022 Bonuses are paid to other Continuing Employees. For the purposes of this Section 7.05(c), “Pro Rata Bonus Amount” means (A) if the Continuing Employee would have been entitled to a 2022 Bonus at the time that 2022 Bonuses are paid given the Company’s performance against applicable budgets and targets as of the Continuing Employee’s termination date (the “Potential Bonus”), the Potential Bonus multiplied by a fraction the numerator of which is the number of days in the applicable fiscal year through the Continuing Employee’s termination date and the denominator of which is 365 and (B) if the Continuing Employee would not have been entitled to a 2022 Bonus at the time that 2022 Bonuses are paid given the Company’s performance against applicable budgets and targets as of the Continuing Employee’s termination date, $0.

(d)  With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or its controlled Affiliates, excluding any defined benefit or retiree health and welfare plans, in which any Continuing Employee is eligible to participate on or after the Closing, for all purposes, including eligibility, vesting and benefit accrual purposes, such Continuing Employee’s service with the Company or any of its Subsidiaries prior to the Closing shall be treated as service with Parent and its Affiliates to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any analogous Employee Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service or such service was not credited under the corresponding Employee Plan.

(e)  With respect to any health and welfare benefit plans (excluding any retiree health and welfare plans) plan maintained by Parent or its controlled Affiliates in which any Continuing Employee is eligible to participate on or after the Closing, Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to (i) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of the Continuing Employees to the same extent such preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods and (ii) use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations to the same extent as such Continuing Employee was entitled, prior to the Closing, to recognition of such co-payments, deductibles and similar expenses under any Employee Plan.

(f)  Nothing in this Section 7.05, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any current or former Service Provider, Company Employee or Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Employee Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

Section 7.06. R&W Insurance Policy. If Parent or any of its controlled Affiliates determines to procure an R&W Insurance Policy, Parent shall ensure that the R&W Insurance Policy expressly provides that (i) the insurers shall have no, and shall specifically and irrevocably waive and agree not to pursue any and all, claims or other recovery against the Company and its Affiliates, and any of their respective current, former or future direct or indirect equity holders, managers, members, officers, directors, partners and employees of any of the foregoing and their successors and assigns (“Seller Parties”) in connection with this Agreement and the other Transaction Documents, except in the case of actual common law fraud by such Seller Party, and (ii) such Seller Parties are third-party beneficiaries of such waiver. Parent shall not and shall cause its controlled Affiliates not to amend the R&W Insurance Policy in any respect that would have the effect of altering the provisions referred to in the immediately preceding sentence without the consent of the Company and the Seller Party against whom such amendment will be effective.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto covenant and agree that:

Section 8.01. Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions as soon as reasonably possible (and in any event prior to the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions. The parties hereto understand and agree that the obligations of Parent under this Section 8.01 include taking, and causing its Subsidiaries to take, all actions necessary or appropriate to avoid or eliminate each and every impediment under any Applicable Law or otherwise so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event prior to the End Date), including: (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the Transactions; (B) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent, any of its Subsidiaries, or those of the Company or any of its Subsidiaries; (C) terminating existing relationships, contractual rights or obligations of Parent or its Subsidiaries (including those of the Company and each of its Subsidiaries); (D) otherwise taking or committing to take actions that after the Closing would limit Parent’s or its Subsidiaries’ (including the Company’s or its Subsidiaries’) freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of Parent or its Subsidiaries (including the Company or any of its Subsidiaries) (each of the foregoing described in any of Section 8.01(a)(A) through (D), a “Regulatory Concession”); (E) defending any action, suit or proceeding (including by appeal if necessary) that challenges any of the Transactions or the other Transaction Documents or which would otherwise prohibit, materially delay or materially impair the consummation of the Transactions or the other Transaction Documents; and (F) seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the Transactions. If requested by Parent, the Company and each of its Subsidiaries shall agree to any Regulatory Concession; provided that none of the Company or the Company’s Subsidiaries shall be required to agree to any Regulatory Concession that is not conditioned upon consummation of the Transactions; provided further that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 8.01 or any other provision of any Transaction Document shall require Parent to accept any Regulatory Concessions (including, solely for purposes of this proviso, with respect to (i) any investment fund, investment vehicle, or management or advisory entity managed by, advised by, managing, advising, or affiliated with Parent; or (ii) any portfolio company (as such term is commonly understood in the private equity industry) or other investment of any such investment fund, investment vehicle, or management or advisory entity) other than with respect to Parent and Parent’s Subsidiaries (including Merger Sub, the Company and its Subsidiaries).

(b)  In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (and Parent shall cause its Affiliates to) (i) make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days after the date hereof and (ii) make or cause to be made all necessary registrations, declarations, notices, or filings required under the Antitrust Laws in the jurisdictions set forth on Section 8.01(b) of the Company Disclosure Schedule as promptly as practicable. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party hereto shall (i) notify the other parties of any substantive communication to that party from any Governmental Authority, and, subject to Applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the Transactions, (iii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials contemplated for exchange in connection with this Section 8.01 may be withheld as necessary to address reasonable privilege, sensitive information or confidentiality concerns, or redacted to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as “outside counsel only.”

(c)  Parent will (i) determine the timing and strategy and be responsible for the content of any substantive oral or written communications with any applicable Governmental Authority, and (ii) lead all proceedings and activities, in each such case under clauses (i) and (ii) with respect to seeking actions, consents, approvals or waivers of any Governmental Authority under the HSR Act; provided, however, that the foregoing shall be reasonably designed to obtain all required actions, consents, approvals and waivers of all Governmental Authorities under the HSR Act at least ten (10) Business Days prior to the End Date and Parent shall reasonably consult with the Company and in good faith consider its views regarding the foregoing.

(d)  Parent shall cause Sponsor and each of its Affiliates to take all actions as are necessary or appropriate to file or cause to be filed all documentation, notifications, submissions or filings as are described in this Section 8.01 by the dates or within the periods specified therein.

Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the Transactions and in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents.

Section 8.03. Proxy Statement; Company Meeting. (a) Promptly following the date of this Agreement (and no later than twenty-five (25) calendar days after the date hereof), the Company will prepare (with Parent’s reasonable assistance) and the Company will file with the SEC the Proxy Statement. Each of Parent and Merger Sub shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning itself and its Affiliates that is required in connection with the preparation of the Proxy Statement. The Company will cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable following the Clearance Time. Prior to any filing of, or amendment or supplement to the Proxy Statement, the Company will provide Parent a reasonable opportunity to review and comment thereon and the Company shall give consideration to any comments made by Parent and its Representatives. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will notify the other party hereto as promptly as reasonably practicable and an appropriate amendment or supplement describing such information will be filed as promptly as reasonably practicable with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company. The Company will notify as promptly as reasonably practicable Parent of the receipt of any comments or other communications, whether written or oral, that the Company or its Representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and the Company will supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Transactions. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments on the Proxy Statement from the SEC or the staff of the SEC.

(b)  The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the time the SEC indicates it will not review or have any further comments with respect to the Proxy Statement (the “Clearance Time”), duly call, give notice of, convene and hold, the Company Meeting, which Company Meeting will be held as promptly as reasonably practicable in a manner that allows the Company to incorporate by reference in the manner permitted by Item 13(b) or 14(e)(1) of Schedule 14A, but in no event later than forty (40) calendar days after the Clearance Time. Subject to Section 6.03, the Board of Directors shall (x) include the Company Board Recommendation in the Proxy Statement and (y) unless an Adverse Recommendation Change has occurred, use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding anything in this Agreement to the contrary, the Company may, following consultation with Parent and, if an Adverse Recommendation Change has not occurred, shall, at the request of Parent on no more than one (1) occasion for a period of no more than ten (10) Business Days (with respect to clauses (ii) and (iii) below), postpone or adjourn the Company Meeting (i) with the written consent of Parent, (ii) to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, (iii) if there are not holders of a sufficient number of shares of Company common stock present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting or (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with outside legal counsel, is necessary under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Meeting; provided, however, that, in the case of the foregoing clauses (ii) and (iii), the Company may not postpone or adjourn the Company Meeting on more than three (3) occasions, and no such postponement or adjournment shall be for a period of more than ten (10) Business Days without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent, the adoption of this Agreement and approval of the Merger shall be the only matter (other than matters of procedure, including a proposal to adjourn the Company Meeting, and matters required by Applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement, including the advisory vote required by Rule 14a-21(c) under the 1934 Act, and if such meeting is an annual meeting of the stockholders, any customary annual stockholder meeting matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Meeting. The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement.

(c)  As promptly as reasonably practicable after the date of this Agreement, the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the 1934 Act for a record date for the Company Meeting and shall consult with Parent, at Parent’s request, regarding the need to, if necessary, commence additional broker searches and/or adjust the preliminary record date reflected in the original broker search as may be necessary to ensure that the record date can be set on a date that is as promptly as reasonably practicable after the Clearance Time.

Section 8.04. Public Announcements. The initial press release issued by Parent and the Company with respect to the execution of this Agreement shall be agreed upon by Parent and the Company. Thereafter, except with respect to any Adverse Recommendation Change or announcement made with respect to any Acquisition Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the Transactions, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, such disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a reasonable opportunity to the other party to review and comment upon such public statement or press release), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Notwithstanding the foregoing, (a) without prior consultation, each party may disseminate the information included in a press release or other document previously approved for external distribution by the other parties, and (b) Parent, Merger Sub, and their Affiliates, may, without any consultation or consent, make disclosures and communications to existing or prospective direct or indirect general and limited partners, equity holders, members, managers, investors, and financing sources of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, assurances or other instruments and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Confidentiality. Except as otherwise permitted pursuant to Section 8.10(e), all information provided or made available to Parent, its Affiliates or any of their respective Representatives pursuant to this Agreement or in connection with any of the Transactions, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement. The parties hereto acknowledge and agree that the provisions of the Confidentiality Agreement shall remain binding and in full force and effect until the later to occur of (i) the Closing and (ii) the termination of the Confidentiality Agreement in accordance with its terms. If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 8.07. Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause any dispositions of (or other transactions in) Shares (including derivative securities with respect to such Shares) resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16(b)- 3 under the 1934 Act.

Section 8.08. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)  any notice or other material communication from any Governmental Authority in connection with the Transactions (other than such communications contemplated in Section 8.01, which shall be governed by such Section); and

(c)  any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;

provided that the delivery of any notice pursuant to this Section 8.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.09. Financing. (a) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain the Debt Financing on terms and conditions not less favorable than those described in the Debt Commitment Letters (as such terms may be modified or adjusted in accordance with clause (c) below, and within the limits of, the “market flex” provisions contained therein) including (but subject in all respects to Section 8.10), their using reasonable best efforts to (i) maintain in effect the Debt Commitment Letters (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below), (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including the market flex provisions) or on other terms no less favorable to Parent and Merger Sub (subject to any other terms that are not prohibited by clause (c) below), (iii) satisfy or obtain a waiver thereof, on a timely basis all conditions to funding the Debt Commitment Letters and such definitive agreements thereto that are within its control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 8.10), (iv)  assuming that all conditions contained in any Financing Commitment Letter have been satisfied, consummate the Debt Financing at the Closing and (v) enforce their rights under the Debt Commitment Letters.

(b)  Parent shall, to the extent requested by the Company from time to time, keep the Company reasonably informed with respect to all material activity concerning the status of its efforts to obtain and consummate the Debt Financing and shall give the Company notice of (w) the termination, repudiation, rescission, cancellation or expiration of the Debt Commitment Letters, (x) any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default) by (1) any Debt Financing Source or (2) Parent or Merger Sub, in the case of this clause (2), that would be reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing, in each case, of which Parent or Merger Sub becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Debt Financing Source with respect to any (1) material breach of Parent’s or Merger Sub’s obligations under the Debt Commitment Letters that would be reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing, or material default, termination or repudiation of the Debt Commitment Letters by any of the Debt Financing Sources (including any proposal by any Debt Financing Source to withdraw, terminate, repudiate, rescind or reduce the amount of Debt Financing below the amount necessary, together with the Equity Financing (including any increase thereof) and the Rollover Amount, to pay the Required Closing Payment or that would be reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing) or (2) material dispute between or among any parties to any of the Debt Commitment Letters or any provisions of any of the Debt Commitment Letters, in each case set forth in this clause (b), with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing and (z) the receipt of any written notice or other written communication on the basis of which Parent expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing below the amount, together with the Equity Financing (including any increase thereof) and the Rollover Amount, sufficient for Parent to pay the Required Closing Payment. As soon as reasonably practicable, but in any event within five (5) Business Days of the date the Company delivers to Parent or Merger Sub a written request therefor, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (x), (y) or (z) of the immediately preceding sentence. In no event shall Parent or Merger Sub be under any obligation to disclose any information pursuant to this Section 8.09(b) if such disclosure would be reasonably expected to waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)  For the avoidance of doubt, Parent shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under any Debt Commitment Letter, including to (i) terminate any Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing or (ii) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities that have not executed the Debt Commitment Letters on the date of this Agreement, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that the consent of the Company shall be required if such amendment, supplement, replacement, substitution, termination, modification or waiver shall (A) reduce (or have the effect of reducing) the aggregate amount of available Debt Financing (including by increasing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions existing on the date of this Agreement)), together with the Equity Financing (including any increase thereof) together with the Rollover Amount, below the amount necessary to satisfy the Required Closing Payments, (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letters in a manner that would reasonably be expected to (I) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur when required pursuant to the terms hereof or (II) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to such Debt Commitment Letters, (C) be reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing when required pursuant to the terms hereof or the consummation of the transactions contemplated by this Agreement or (D) otherwise adversely affect the ability of Parent to enforce its rights under the Debt Commitment Letter. Unless entered into for the purpose set forth in the preceding clause (ii), Parent shall furnish to the Company a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Debt Commitment Letters (which may be redacted in a manner consistent with Section 5.07).

(d)  In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “market flex” provisions, but except as otherwise contemplated by clause (c) above), (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts (A) to arrange and obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (an “Alternative Financing”) on terms that (i) taken as whole, are no more adverse to Parent and Merger Sub than the existing Debt Commitment Letters (including after giving effect to the market flex provisions), (ii) do not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Debt Commitment Letters, in each case, in a manner that would reasonably be expected to make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur when required pursuant to the terms hereof, (iii) do not reduce the aggregate amount of available Debt Financing, together with the Equity Financing (including any increase thereof) together with the Rollover Amount, below the amount necessary to satisfy the Required Closing Payment and (B) provide the Company with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, each of which may be redacted in a manner consistent with Section 5.07, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with Section 8.09(c)); provided, that, nothing herein or in any other provision of this Agreement shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, (A) Parent or Merger Sub or any of their Affiliates to waive any term or condition of this Agreement, (B) Parent or Merger Sub or any of their Affiliates to pay any fees or other amounts in excess of those contemplated by the Debt Commitment Letters as of the date of this Agreement, (C) Parent or Merger Sub to seek or accept Alternative Financing on terms materially less favorable to Parent, taken as a whole, than those set forth in the Debt Commitment Letters as of the date hereof or (D) seek any additional equity financing or commitments.

(e)  Parent and Merger Sub shall take all actions that are necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter and Rollover Amount contemplated by the Rollover Agreements, including taking all actions that are necessary, proper or advisable to (i) maintain in effect the Equity Commitment Letter, (ii) satisfy on timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Commitment Letter that are within their control, (iii) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing and (iv) enforce their rights under the Equity Commitment Letter and the Rollover Agreements. Parent shall not amend, supplement or otherwise modify or waive its rights under the Equity Commitment Letter if such amendment, supplement, modification or waiver would (1) impose new or additional conditions precedent or expand upon the conditions precedent to (x) the Equity Financing as set forth in the existing Equity Commitment Letter or (y) the Rollover Amount as set forth in the Rollover Agreements, (2)  reduce the aggregate amount of available Equity Financing to less than the amount that, together with the Debt Financing and the Rollover Amount, is required to consummate the Transactions or (3) otherwise reasonably be expected to materially delay or prevent the Closing. Parent shall furnish to the Company a copy of any executed written amendment, restatement, replacement, supplement, modification, waiver or consent of, or relating to, the Equity Commitment Letter and Rollover Agreements promptly following execution thereof.

(f)  For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Parent or Merger Sub that speak as of the date hereof or another specified date), references to the “Equity Commitment Letter,” the “Debt Commitment Letters” and the “Financing Commitment Letters” shall include any such document as permitted or required by this Section 8.09 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Equity Financing,” “Debt Financing” and “Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

Section 8.10. Company Financing Cooperation.

(a)  The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent that is reasonably necessary and customary for financings of the type contemplated in connection with the arrangement of the Debt Financing contemplated by the Debt Commitment Letter, including:

(i) providing customary information to Parent in connection with the preparation of customary pro forma financial statements reflecting the consummation of the Transactions by Parent to the extent reasonably requested by Parent and available to the Company;

(ii)  causing the taking of corporate actions reasonably requested by Parent to permit the consummation of the Debt Financing on the Closing Date;

(iii)  furnishing, at least three (3) Business Days prior to the Closing, such documentation and information as is requested in writing by the Parent at least ten (10) Business Days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in order to satisfy the conditions set forth in the Exhibit C to the Debt Commitment Letters as in effect on the date hereof;

(iv)  executing and delivering any credit agreements, pledge and security documents, other definitive financing documents or other requested certificates or documents (including a solvency certificate in the form required by the Debt Commitment Letter; provided that the Company shall assume and be entitled to rely on the accuracy of Parent’s representations in Section 5.08 and shall only be required to use reasonable best efforts to deliver such certificate to the extent such representations in Section 5.08 are true and correct in all material respects) and (y) facilitating the obtaining of guarantees and pledging of collateral and other matters ancillary to the Debt Financing, as may be reasonably requested by Parent, in each case, provided that any obligations contained in such documents shall be effective no earlier than as of the Closing; and

(v)  furnishing Parent and the Debt Financing Sources with the Required Information, it being understood that the Company shall not be obligated to furnish any Excluded Information in connection with the foregoing.

(b)  Notwithstanding the foregoing, nothing in this Section 8.10 shall require the Company or any of its Subsidiaries to:

(i)  take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company;

(ii)  take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any if its Subsidiary’s organizational documents, to the extent such organizational documents were made available to Parent prior to the date hereof, or any Applicable Law, or result in the material contravention of, or material violation or breach of, or material default under, any material Contract to which the Company or any of its subsidiaries is a party with any Person that is not an Affiliate to the extent such Contracts were made available to Parent prior to the date hereof;

(iii)  take any action to the extent such action would (A) materially interfere with the business or operations of the Company or its Subsidiaries or (B) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated;

(iv)  execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing or take any corporation action that is not contingent on, or that would be effective prior to, the occurrence of the Closing;

(v)  pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date;

(vi)  provide access to or disclose information where the Company determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege so long as the Company and its Subsidiaries shall have used reasonable efforts to disclose such information in a way that would not waive such privilege;

(vii)  subject any of the Company’s or its Subsidiaries, respective directors, managers, officers or employees to any actual or potential personal liability;

(viii)  cause the directors of the Company (other than directors who will continue to be directors on and after the Closing Date) to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained;

(ix)  waive or amend any terms of this Agreement or any other material Contract to which the Company or its Subsidiaries is party with any Person that is not an Affiliate to the extent such Contracts were made available to Parent prior to the date hereof; or

(x)  take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Commitment Letters, the definitive documents related to the Financing, the Financing or any information utilized in connection therewith except such liabilities, costs, expenses, payments and indemnity expenses which (I) are subject to reimbursement pursuant to Section 8.10(c) and/or (II) which are contingent on the occurrence of the Closing Date.

(c)  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented third-party out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.10. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims or costs and reasonable and documented out-of-pocket expenses incurred in connection therewith actually suffered or incurred by any of them in connection the cooperation of the Company and its Subsidiaries contemplated by this Section 8.10, except to the extent such losses, damages, claims, costs or expenses result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives or Affiliates, and the foregoing obligations shall survive termination of this Agreement.

(d)  The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill.

(e)  All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 8.10 shall be kept confidential in accordance with the Confidentiality Agreement, except that, notwithstanding Section 8.06, Parent and Merger Sub shall be permitted to disclose such information to the Debt Financing Sources, other potential sources of capital, rating agencies and prospective lenders during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(f)  Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Debt Financing or any alternative Debt Financing or on the performance of any party to any Debt Commitment Letter.

(g)  Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 9.02 as it applies to the Company’s obligations under this Section 8.10), the Company’s obligations under this Section 8.10 shall be deemed satisfied unless (A) the Company has materially breached its obligations under this Section 8.10, (B) Parent has notified the Company of such material breach in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such material breach and (C) such material breach was a proximate cause of Parent’s failure to receive any material portion of the proceeds of the Debt Financing.

Section 8.11. Stock Exchange De-listing. Prior to the Effective Time, each of the Company and Parent shall cooperate with each other and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary on its part under Applicable Law and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the 1934 Act as promptly as reasonably practicable after the Effective Time.

Section 8.12. Stockholder Litigation. The Company shall promptly advise Parent of any Action commenced after the date hereof against the Company or any of its directors, in their capacity as such, by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement and the Transactions, including the Merger, and shall keep Parent reasonably informed on a reasonably current basis regarding any such Action. The Company shall (a) give Parent the opportunity to participate, at Parent’s expense and subject to a customary joint defense agreement, in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors, in their capacity as such, relating to the Merger or any of the other Transactions, (b)  provide Parent with the opportunity to consult with the Company regarding the defense of any such litigation, which advice the Company shall consider in good faith, and (c) not settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)  no Order issued by a court of competent jurisdiction shall prohibit or make illegal the consummation of the Merger;

(b)  the adoption and approval of this Agreement and the Merger by the Requisite Company Vote in accordance with Applicable Law and the organizational documents of the Company shall have been obtained; and

(c)  any applicable waiting period under the HSR Act relating to the Transactions (and any agreement not to consummate or to delay the consummation of the Transaction or the Closing entered into in connection therewith to which the Company and a Governmental Authority are party) shall have expired or been terminated and each consent, approval, waiver, clearance, authorization or permission of a Governmental Authority set forth on Section 9.01(c) of the Company Disclosure Schedule shall have been made, obtained or received (or, as applicable, the waiting periods with respect thereto shall have expired or been terminated), in each case.

Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)  the Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time;

(b)  (i) the representations and warranties of the Company set forth in Section 4.05(a) and the first two (2) sentences of Section 4.06(b) of this Agreement shall be true and correct, subject only to de minimis inaccuracies, at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), (ii) the representations and warranties of the Company set forth in Section 4.01(a) and Section 4.10(ii) of this Agreement shall be true and correct in all respects at and as of the Effective Time, (iii) the representations and warranties of the Company set forth in Section 4.02, Section 4.21 and Section 4.22 of this Agreement shall be true and correct in all material respects at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); and (iv) the representations and warranties of the Company set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of the representations and warranties set forth in this clause (iv) to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, disregarding for this purpose all “Company Material Adverse Effect”, “material adverse impact”, “materiality” or other similar qualifications contained in such representations and warranties;

(c)  the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing certifying that the conditions specified in paragraphs (a) and (b) have been satisfied; and

(d)  since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following conditions:

(a)  Parent and Merger Sub shall have performed in all material respects each of their obligations under this Agreement required to be performed by it at or prior to the Effective Time;

(b)  the representations and warranties of Parent set forth in the Agreement shall be true and correct at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, disregarding for this purpose all “Parent

Material Adverse Effect”, “material adverse impact”, “materiality” or other similar qualifications contained in such representations and warranties; and

(c)  Parent shall have delivered to the Company a certificate signed by an executive officer of the Company dated as of the Closing certifying that the conditions specified in paragraphs (a) and (b) have been satisfied.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Transactions, including the Merger, may be abandoned at any time prior to the Effective Time:

(a)  by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i)  the Effective Time has not occurred on or before March 27, 2023 (such date or such later date, if any, as is provided in this Section 10.01(b)(i), the “End Date”); provided that if (A) on the date that is four (4) Business Days prior to the End Date (before giving effect to any extension pursuant to this proviso), one (1) or more of the conditions to Closing set forth in Section 9.01(a) (if the Order relates to any of the matters referred to in Section 8.01) or Section 9.01(c) shall not have been satisfied, but all other conditions in Article 9 shall have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, and (B) the failure of the conditions referred to in the foregoing clause (A) to be satisfied prior to such time relates to the acquisition, by merger, consolidation, acquisition of stock or assets or otherwise, directly or indirectly, of any entity or businesses that is consummated (or a definitive agreement providing for any such acquisition is entered into) after the date hereof by Parent, EQT Holdings AB, or any Person to whom a Sponsor is permitted to assign its obligations pursuant to the Equity Commitment Letter, or any of their respective Affiliates (including any (x) investment fund, investment vehicle, or management or advisory entity managed by, advised by, managing, advising, or affiliated with any such Person; or (y) any portfolio company (as such term is commonly understood in the private equity industry) or other investment of any such investment fund, investment vehicle, or management or advisory entity), then either the Company or Parent may extend the End Date, on one or more occasions, by notice delivered to the other parties, to September 27, 2023; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party who is in breach of, or has breached its obligations under this Agreement, where such breach has been the proximate cause of, or resulted in, the failure of the Closing to occur on or before the applicable End Date;

(ii)  any Governmental Authority of competent jurisdiction shall have issued an Order that (A) prohibits or makes illegal consummation of the Merger or (B)  permanently enjoins Parent or Merger Sub from consummating the Merger, and, with respect to any Order referenced in clause (A) or (B), such Order shall have become final and nonappealable;

(iii)  at the Company Meeting (including any adjournment or postponement thereof) at which a vote on the adoption hereof was taken, the Requisite Company Vote shall not have been obtained; or

(c) by Parent, if:

(i)  prior to receipt of the Requisite Company Vote, an Adverse Recommendation Change shall have occurred;

(ii)  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement, in each case, shall have occurred that would cause the failure of the conditions set forth in Section 9.02(a) or Section 9.02(b) if such breach or failure to perform were occurring on the Closing Date (a “Terminating Company Breach”) and (A) Parent has provided written notice of such Terminating Company Breach and its intention to terminate this Agreement pursuant to this Section 10.01(c)(ii) to the Company, and (B) such Terminating Company Breach is incapable of being cured by the End Date or, if capable of being cured by the End Date, is not cured within thirty (30) calendar days after receipt by the Company of written notice from Parent of such Terminating Company Breach; provided that, at the time of delivery of such notice or thereafter, Parent or Merger Sub shall not be in breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be capable of being satisfied; or

(d) by the Company:

(i)  prior to receipt of the Requisite Company Vote, in order to accept a Superior Proposal and concurrently therewith or immediately thereafter enter into a binding written definitive acquisition agreement providing for the consummation of a transaction for such Superior Proposal; provided that (A) such Superior Proposal did not result from a breach of Section 6.03 and the Company shall have complied with its obligations under Section 6.03 with respect to such Superior Proposal and contemplated termination and (B) the Company shall have paid the Company Termination Fee immediately before or simultaneously with and as a condition to such termination;

(ii)  if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement, in each case, shall have occurred that would cause the failure of the conditions set forth in Section 9.03(a) or Section 9.03(b) if such breach or failure to perform were occurring on the Closing Date (a “Terminating Parent Breach”) and (A) the Company has provided written notice of such Terminating Parent Breach and its intent to terminate this Agreement pursuant to this Section 10.01(d)(ii) to Parent, and (B) such Terminating Parent Breach is incapable of being cured by the End Date or, if capable of being cured by the End Date, is not cured within thirty (30) calendar days after receipt by Parent of written notice from the Company of such Terminating Parent Breach; provided that, at the time of delivery of such notice or thereafter, the Company shall not be in breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be capable of being satisfied; or

(iii)(A) if all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions which by their terms or nature can only be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), (B) the Company has given written notice to Parent, no earlier than the date on which Closing should have occurred pursuant to Section 2.01, that as of such time, based on the information then-available, it is ready, willing and able to take the actions within its control to consummate the Closing (including by waiving any then unsatisfied conditions set forth in Section 9.01 or Section 9.03), and (C) Parent has failed to consummate the Closing on or prior to the date that is three (3) Business Days after receipt of such irrevocable written notice (or, if later, the date on which the Closing should have occurred pursuant to Section 2.01).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. Notwithstanding anything in this Agreement or any other Transaction Document, if this Agreement is validly terminated pursuant to Section 10.01, the party so terminating shall deliver written notice to the other parties hereto in accordance with Section 11.01 specifying the provision hereof pursuant to which this Agreement is being terminated, and this Agreement shall thereafter become void and of no effect without Liability of any party hereto (or any Related Person of such party hereto); provided, however, that, subject in all respects to Section 8.10(c), this Section 10.02, Section 11.04, Section 11.13 and Section 11.14 (including in each case, the limitations set forth therein), the provisions of Section 8.10(c), this Section 10.02 and Article 11 (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions (which shall survive solely to the extent required to do so), the Termination Equity Commitment Letter and the Confidentiality Agreement, shall each survive the termination of this Agreement in accordance with their respective terms and conditions; provided, further, that subject in all respects to Section 8.10(c), this Section 10.02, Section 11.04, Section 11.13 and Section 11.14 (including in each case, the limitations set forth therein), no valid termination of this Agreement shall in any way (i) relieve or release any party hereto from any damages, losses, or other Liabilities (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) (A) arising out of the fraud of such party prior to the valid termination of this Agreement or (B) arising under the Surviving Provisions, any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions (which shall survive solely to the extent required to do so), the Termination Equity Commitment Letter and the Confidentiality Agreement, in each case, subject to the terms and conditions therein, (ii) relieve or release Parent from any Liability to pay the Reverse Termination Fee, if, as, and when required pursuant to Section 11.04(c), together with any amounts if, as, and when required pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000), or (iii) relieve or release the Company from any Liability (A) to pay the Company Termination Fee, if, as, and when required pursuant to Section 11.04(b) together with any amounts if, as, and when required pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000) or (B) arising out of an intentional breach by the Company (except in the event that this Agreement is terminated in circumstances where the Company Termination Fee is payable pursuant to Section 11.04(b)).

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Parent, Merger Sub or, after the Effective Time, the Company or the Surviving Corporation, to:

c/o EQT Partners Inc.
1114 Avenue of the Americas, 45th Floor
New York, NY 10036
Attention:	Arvindh Kumar
Tyler Parker
Email:	[***]
[***]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 5th Avenue
New York, New York 10153

Attention:	Robert A. Rizzo
Raymond O. Gietz
Email:	robert.rizzo@weil.com
raymond.gietz@weil.com

if to the Company, prior to the Effective Time, to:

BTRS Holdings Inc.
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Attention:	Flint A. Lane
Aimie Killeen
Email:	[***]
[***]

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Nicole Brookshire
Marc O. Williams
Evan Rosen
Email:	nicole.brookshire@davispolk.com
marc.williams@davispolk.com
evan.rosen@davispolk.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in Section 8.10(c) and this Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination); provided that the foregoing shall not limit any claim or recovery that may be available to Parent under the R&W Insurance Policy.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Requisite Company Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b) At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement as provided herein. No extension or waiver, or termination of this Agreement, by the Company shall require the approval of the Company’s stockholders unless such approval is required by Applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Termination Fees; Expenses.

(a)  Expenses Generally. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i)  If this Agreement is terminated (A) by Parent pursuant to Section 10.01(c)(i) (Adverse Recommendation Change) or (B) by the Company pursuant to Section 10.01(d)(i) (Superior Proposal), then the Company shall pay to Parent in immediately available funds $50,245,503.85 (the “Company Termination Fee”), in the case of a termination pursuant to the foregoing clause (A), within one (1) Business Day after such termination and, in the case of a termination pursuant to the foregoing clause (B), immediately before and as a condition to such termination (it being understood and agreed that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion).

(ii)  If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (End Date) or Section 10.01(b)(iii) (Company No Vote) or by Parent pursuant to Section 10.01(c)(ii) (Company Breach) by reason of an intentional breach of Section 6.03 by the Company, (B) after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 10.01(b)(i) (End Date) or Section 10.01(c)(ii) (Company Breach)) or the

date of the Company Meeting (in the case of a termination pursuant to Section 10.01(b)(iii) (Company No Vote)), an Acquisition Proposal shall have been publicly announced (or otherwise become publicly known) and not publicly withdrawn and (C)  within 12 months following the date of such termination, the Company (x) consummates a transaction with respect to an Acquisition Proposal or (y) enters into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal, whether during such 12-month period or thereafter, is subsequently consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then, in any such event, the Company shall pay to Parent in immediately available funds, prior to or concurrently with the consummation of such Acquisition Proposal described in clause (C), the Company Termination Fee.

(iii)  The Company agrees, on behalf of itself and its Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Parent in circumstances in which the Company Termination Fee is payable are uncertain and difficult to ascertain, (y) the Company Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Parent in the circumstances described in this Section 11.04, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by the Company to be or be construed as a penalty, and the Company expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.

(iv)  Notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is terminated under circumstances in which the Company Termination Fee is payable pursuant to this Section 11.04(b), Parent’s right to terminate this Agreement and receive payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub, the Debt Financing Sources or any of their respective Affiliates and any of their respective Related Persons against the Company, its Subsidiaries and any of their respective Affiliates and any of their respective Related Persons for all losses and damages suffered as a result of the failure of the Transactions to be consummated (including any damages for fraud) or for a breach or failure to perform hereunder or otherwise (including in the event of a fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), and upon payment of such amount, none of the Company or its Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing in this Section 11.04(b) shall limit, abridge or otherwise modify any remedies available to Parent under the Confidentiality Agreement or otherwise preclude Parent from seeking monetary damages in the event this Agreement is terminated under circumstances pursuant to Section 10.01 in which the Company Termination Fee is not payable.

(c) Reverse Termination Fee.

(i)  If this Agreement is validly terminated (A) by the Company pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Failure to Close), or (B) by Parent or the Company pursuant to Section 10.01(b)(i) (End Date) at a time when the Company may have been entitled to terminate this Agreement pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Failure to Close), then, in the case of each of the foregoing clauses (A) and (B), then Parent shall pay to the Company, an amount in cash equal to $100,491,007.71 in immediately available funds (the “Reverse Termination Fee”) within two (2) Business Days of such valid termination.

(ii)  Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, but subject in all respects to Section 10.02, this Section 11.04, Section 11.13, and Section 11.14 (including in the case of each of the foregoing sections, the limitations set forth therein), if Parent fails to effect the Closing when required pursuant to Section 2.01 for any reason or no reason or otherwise prior to the valid termination of this Agreement breaches this Agreement or any other Transaction Document (whether such breach is willful, intentional, unintentional or otherwise) or, prior to the termination of this Agreement, fails to perform hereunder or thereunder or fails to perform any obligation under Applicable Law (in each case, whether such failure is willful, intentional, unintentional or otherwise), then the Company’s right, to either (A) terminate this Agreement pursuant to Section 10.01 and following such termination obtain one, but never more than one of, of (x) if such termination is pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Failure to Close) (or pursuant to Section 10.01(b)(i) (End Date) at a time when the Company may have been entitled to terminate this Agreement pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Failure to Close)), receive the Reverse Termination Fee under Section 11.04(c)(i), if, as, and when due, together with any amounts if, as, and when due, pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and the Company’s right to seek indemnification and reimbursement in accordance with Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000), or (y) if such valid termination is pursuant to any other provision of Section 10.01 other than as set forth in the foregoing clause (x), monetary damages for fraud by Parent prior to the valid termination of this Agreement (which for the avoidance of doubt shall not exceed the Maximum Liability Amount), or (B) obtain a decree or order of specific performance or other equitable relief, if and to the extent permitted pursuant to Section 11.13, it being understood and agreed that in the case of clause (A) or (B), as applicable, the remedy set forth therein shall be the sole and exclusive remedy of the Company and any of its Related Persons against any Person (including Parent, Merger Sub, Sponsors, the Debt Financing Sources, and any of the Related Persons of any of the foregoing) pursuant to this Agreement; provided, however, that under no circumstances shall Parent be obligated to pay the Reverse Termination Fee on more than on occasion; provided further, that nothing in this Section 11.04(c)(ii)

shall limit, abridge or otherwise modify any remedies available to the Company under the Confidentiality Agreement.

(iii)  Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the maximum aggregate liability of Parent, Merger Sub, and their respective Related Persons under this Agreement and the other Transaction Documents, collectively, or in connection with the Transactions, or in connection with the failure of such Transactions to be consummated, or in respect of any representation made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise (including, for the avoidance of doubt, monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), shall not exceed an aggregate amount greater than the sum of (A) the Reverse Termination Fee, if, as, and when required pursuant to Section 11.04(c)(i), (B) any amounts if, as, and when due pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and (C) the Company’s right to seek indemnification and reimbursement in accordance with Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000) (the amounts of items (A), (B) and (C), collectively, the “Maximum Liability Amount”) and in no event shall the Company, or any of its Related Persons, seek, directly or indirectly, to recover any damages, losses or other Liabilities whatsoever (including consequential, indirect, or punitive damages) in excess of the Maximum Liability Amount; provided that nothing in this Section 11.04(c)(iii) shall limit, abridge or otherwise modify any remedies available to the Company under the Confidentiality Agreement.

(d)  Other Costs and Expenses. Each of the parties hereto acknowledges that the agreements contained in this Section 11.04 are an integral part of the Transactions and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement or any other Transaction Document. Accordingly, if (i) the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, or (ii) Parent fails promptly to pay any amount due to Parent pursuant to Section 8.10(c) or this Section 11.04, such party shall also pay any reasonable and documented out of pocket costs and expenses incurred by the other party in connection with a legal action (or settlement) to enforce this Agreement that results in a judgment (or settlement) against the relevant party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate as published in The Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date, up to a maximum aggregate amount of $5,000,000.

(e) No Other Remedies.

(i)  Notwithstanding anything to the contrary in this Agreement or in any other Transaction Document, but subject in all respects to Section 10.02, this Section 11.04, Section 11.13, and Section 11.14 (including in each case of the foregoing sections, the limitations set forth therein), the parties hereto agree that upon any termination of this Agreement under circumstances where (A) the

Company Termination Fee is payable by the Company pursuant to this Section 11.04 and such Company Termination Fee is paid in full (as well as any other amounts payable pursuant to Section 11.04(d), subject to the maximum aggregate amount of $5,000,000 set forth in Section 11.04(d)), then the Company and its Related Persons shall have no further Liability under this Agreement or any other Transaction Document (including, for the avoidance of doubt, monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) or (B) the Reverse Termination Fee is payable by Parent pursuant to this Section 11.04 and such Reverse Termination Fee is paid in full (as well as any other amounts payable pursuant to Sections 8.10(c) (subject to a maximum aggregate amount of $1,000,000) and 11.04(d) (subject to a maximum aggregate amount of $5,000,000)), then Parent and Merger Sub and their respective Related Persons shall have no further Liability under this Agreement or any other Transaction Document (including, for the avoidance of doubt, monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), and in the case of clause (A), Parent and Merger Sub or, in the case of clause (B), the Company, as applicable, shall be precluded from, and may not obtain, any other monetary remedy against the other, at law or in equity or otherwise, and shall not seek to obtain (or obtain) any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against such other party or any of its Subsidiaries or any of their respective Related Persons, in connection with this Agreement or the Transactions, which for the avoidance of doubt shall preclude (i) Parent, Merger Sub and their respective Related Persons (or any Person) from seeking or obtaining monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance, against the Company or any of its Related Persons and (ii) the Company and its Related Persons (or any Person) from seeking or obtaining monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance, against Parent or any of its Related Persons; provided that nothing in this Section 11.04(e) shall limit, abridge or otherwise modify any remedies available to either party under the Confidentiality Agreement. The parties hereto agree that upon any termination of this Agreement under circumstances where the Reverse Termination Fee or the Company Termination Fee is payable by Parent or the Company, as applicable and in each case, if, as, and when due, the Reverse Termination Fee or the Company Termination Fee, as applicable, and any additional amounts pursuant to Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000) and Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), shall be deemed to be liquidated damages in a reasonable amount that will compensate the Company and its Related Persons or Parent and its Related Persons, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the other Transaction Documents, which amount would otherwise be impossible to calculate with precision, and shall not be a penalty.

(ii)  Except as expressly provided in the previous sentence and for claims that either party may assert pursuant to the terms and conditions of the Confidentiality Agreement, (i) none of Parent, Merger Sub, Sponsor, the Debt Financing Sources, or the Related Persons of any of the foregoing shall have any Liability or obligation to the Company, or any of its Related Persons (or any other Person) and (ii) none of the Company or its Related Persons shall have any Liability or obligation to Parent, Merger Sub, Sponsor, the Debt Financing Sources, or the Related Persons of any of the foregoing, in each case of the preceding clauses (i) and (ii), including consequential, indirect or punitive damages, or damages in lieu of specific performance, arising out of, in connection with, or related to this Agreement or the other Transaction Documents or the Transactions contemplated hereby or thereby or the failure of any of the Transactions to be consummated.

Section 11.05. Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect on the Company or a Parent Material Adverse Effect on Parent, as applicable.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Sub may, without the consent of any other party hereto, (i)  transfer or assign this Agreement, or its respective rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time, (ii) transfer or assign its respective rights hereunder for collateral security purposes to any lender providing financing to Parent or Merger Sub, and (iii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or other rules that would result in the application of the laws of a different jurisdiction. Any and all claims, controversies, causes of action, or other Actions arising out or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the laws of the State of Delaware, without giving effect to any conflicts of law rules or other rules that would result in the application of the laws of a different jurisdiction.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any Action seeking to enforce any provision of, relating to, or in connection with, this Agreement or the Transactions shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have or declines jurisdiction, any federal court or other Delaware state courts, in each case, located in New Castle County in the State of Delaware (collectively, the “Chosen Courts”), and each of the parties hereby irrevocably consents and submits to the exclusive jurisdiction of such Chosen Courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such Chosen Court or that any such Action brought in any such Chosen Court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING IN RESPECT OF THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY OF THE DEBT FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR OTHER ACTION ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (INCLUDING IN RESPECT OF THE DEBT FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH TRANSACTION DOCUMENT BY, AMONG OTHER

THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, it being understood and agreed that the parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed (including by electronic signature) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed (including by electronic signature) by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.11. Entire Agreement. This Agreement (including the Company Disclosure Schedule) and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions, taken as a whole, is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance.

(a)  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof for which money damages, even if available, would not be an adequate remedy, and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, the Termination Equity Commitment Letter and/or the Equity

Commitment Letter, or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they may be entitled at law or in equity. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason (other than on the grounds that such remedy is sought in violation of the terms hereof, including Section 11.13(b)), and not to assert that a remedy of monetary damages (including any fees payable pursuant to Section 11.04) would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties further agree to waive any requirement for the securing or posting of any bond in connection with such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

(b)  Notwithstanding anything to the contrary in this Agreement (including Section 11.13(a)) or any other Transaction Document, it is acknowledged and agreed that in no event shall the Company, or any of its Related Persons be entitled to specific performance or any other equitable remedy to enforce or seek to enforce Parent’s obligation to cause all or any portion of the Equity Financing (whether under the Equity Commitment Letter or this Agreement (but for the avoidance of doubt excluding the Termination Equity Commitment Letter) or the Rollover Amount to be funded or otherwise cause Parent to effect the Closing or consummate the Equity Financing or the transactions contemplated by the Rollover Agreement unless and only if (i) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived in writing by Parent (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing), (ii) the proceeds of the Debt Financing have been received in full by Parent and/or Merger Sub in accordance with the terms and conditions of the Debt Commitment Letter or the Debt Financing will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing and Rollover Amount is funded (or the Debt Financing Sources have confirmed in writing to Parent that such full amount will be funded to Parent and/or Merger Sub at the Closing in accordance with the terms and conditions of the Debt Commitment Letter assuming the Equity Financing and Rollover Amount is funded at the Closing), (iii) the Company is ready, willing and able to consummate the Closing and the Company has irrevocably confirmed in a written notice that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing will occur, and (iv) Parent fails to consummate the Closing within three (3) Business Days after the delivery of such irrevocable written confirmation. In furtherance and not in limitation of the foregoing, in no event shall the Company or any of its Related Persons be entitled to an injunction, specific performance or any other equitable remedy to enforce or seek to enforce Parent’s or any of its Affiliate’s obligation to enforce specifically their respective rights under the Debt Commitment Letter of the Debt Financing.

(c)  While the Company may, subject in all respects to this Section 11.13, Section 10.02, Section 11.04, and Section 11.14 (including, in the case of each of the foregoing sections, the limitations set forth therein), pursue both a grant of specific performance in accordance with this Section 11.13, on the one hand, and the payment of either (i) the Reverse Termination Fee, if, as, and when due pursuant to Section 11.04(c) (together with any amounts if, as, and when due, pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and the Company’s right to seek indemnification and reimbursement in accordance with Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000) or (ii) damages for fraud, on the other hand, for the avoidance of doubt and notwithstanding anything to the contrary herein or in any Transaction Document, under no circumstances shall the Company or any of its Related Persons or any other Person, directly or indirectly, be entitled to receive (or actually receive) both a grant of specific performance resulting in the funding of the Equity Financing (whether under this Agreement or the Equity Commitment Letter (but excluding for the avoidance of doubt the Termination Equity Commitment Letter)) and Rollover Amount and the consummation of the Transactions, on the one hand, and payment of either (A) the Reverse Termination fee, if, as, and when due pursuant to Section 11.04(c) (together with any amounts if, as, and when due, pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and the Company’s right to seek indemnification and reimbursement in accordance with Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000), on the other hand or (B) payment of money damages for fraud (which for the avoidance of doubt shall not exceed the Maximum Liability Amount in any circumstance), on the other hand; provided, however, for the avoidance of doubt, under no circumstances shall the Company or any of its Related Persons or any other Person, directly or indirectly, be entitled to receive both (x) the Reverse Termination Fee if, as, and when due pursuant to Section 11.04(c) (together with any amounts if, as, and when due, pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000), and the Company’s right to seek indemnification and reimbursement in accordance with Section 8.10(c) (subject to a maximum aggregate amount of $1,000,000), and (y) payment of any monetary damages whatsoever. For the avoidance of doubt, under no circumstances shall Parent or any of its Related Persons or any other Person, directly or indirectly, be entitled to receive both (x) the Company Termination Fee if, as, and when due pursuant to Section 11.04(b) (together with any amounts if, as, and when due, pursuant to Section 11.04(d) (subject to a maximum aggregate amount of $5,000,000)), and (y) payment of any monetary damages whatsoever.

Section 11.14. Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any other Transaction Document or any document, certificate or instrument delivered in connection herewith or otherwise, each party hereto acknowledges and agrees, on behalf of itself and its respective Related Persons, that all Actions that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement or any Transaction Document or the Transactions, (b) the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing documents), (c) any breach or violation of this Agreement or any other Transaction Document and (d) the failure of the Transactions to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified as parties hereto or thereto, as applicable (other than claims by Parent against the insurers under any buy side representations and warranty insurance policy obtained by Parent or any of its Affiliates). In furtherance and not in limitation of the foregoing, each party hereto acknowledges and agrees, on behalf of itself and its respective Related Persons, that no recourse under this Agreement or any other Transaction Document or in connection with any Transactions shall be sought or had against any such other Person and no such other Person shall have any Liabilities (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or Liabilities whatsoever shall attach to, be imposed on or otherwise be incurred by any direct or indirect, past, present or future shareholder, equity holder, controlling person, member, partner (limited or general), manager, director, officer, employee, lender, financing source (including, in the case of Parent, Merger Sub, Sponsor and their respective Affiliates, the Debt Financing Sources), Affiliate, agent or other Representative of any party hereto or any Affiliate of any party hereto (collectively, with such Person’s assignees, successors and assigns, the “Related Persons”), through Parent, Merger Sub, the Company, its Subsidiaries or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any party hereto, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any law, or otherwise, except for (i) claims against any Person that is party to, and solely pursuant to the terms and conditions of, the applicable Transaction Document(s), (ii) claims of fraud, (iii) claims against any Person that is party to, and solely pursuant to the terms and conditions of the, the Confidentiality Agreement, and (iv) claims Parent or Merger Sub may, in their sole discretion, assert against the Debt Financing Sources pursuant to the terms and conditions of the Debt Commitment Letter.

Section 11.15. Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of their Affiliates hereby:

(a)  agrees that, subject to clause (h) below, any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or any of the Transactions, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(b)  agrees that any such proceeding shall be governed by, construed and enforced in accordance with the laws of the State of New York, except as otherwise provided in the applicable documentation relating to the Debt Financing;

(c)  subject to clause (h) below, agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or any of the Transactions in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)  agrees that service of process in any such proceeding shall be effective if notice is given in accordance with Section 11.01;

(e)  irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(f)  agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law;

(g)  knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law trial by jury in any proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement or any of the Transactions;

(h)  agrees that none of the Debt Financing Sources shall have any Liability to the Company and/or any of its Subsidiaries or Affiliates relating to or arising out of this Agreement or any of the Transactions, whether in law or in equity, whether in contract or in tort or otherwise (the Company, on behalf of itself and its Subsidiaries and each of their respective Affiliates and their and their respective Representatives, hereby acknowledge that they have no recourse against, and hereby waive any rights or claims against, the Debt Financing Sources in connection therewith and agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder); provided that nothing in this Agreement shall limit the Liability of the Debt Financing Sources pursuant to the documentation related to the Debt Financing, including the Debt Commitment Letter; and

(i)  agrees that the Debt Financing Sources are express third party beneficiaries of, and may rely upon and enforce, any of the provisions of Section 11.04(e), Section 11.13(b) (solely as such provision relates to the Debt Financing Sources), Section 11.14 and this Section 11.15 and that such provisions and the definition of “Debt Financing Sources” (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions or definition of “Debt Financing Sources”) shall not be amended in any way that is adverse to any Debt Financing Source without the prior written consent of the Debt Financing Source party to the Debt Commitment Letter.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

BTRS HOLDINGS INC.

By:	/s/ Seven Pinado
	Name:	Seven Pinado
	Title:	President

[SIGNATURE PAGE TO MERGER AGREEMENT]

BULLSEYE FINCO, INC.

By:	/s/ Adam Larsson
	Name:	Adam Larsson
	Title:	President

By:	/s/ Christian Snyders
	Name:	Christian Snyders
	Title:	Vice President & Treasurer

BULLSEYE MERGER SUB, INC.

By:	/s/ Adam Larsson
	Name:	Adam Larsson
	Title:	President

By:	/s/ Christian Snyders
	Name:	Christian Snyders
	Title:	Vice President & Treasurer

[SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A

CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

Attached.

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BTRS HOLDINGS, INC.

I, THE UNDERSIGNED, Chief Executive Officer of BTRS Holdings, Inc., do hereby certify as follows:

1.	The name of the corporation is BTRS Holdings, Inc. (the “Corporation”).

2.	The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 12, 2021, under the name BTRS Holdings, Inc.

3.	In accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), this Amended and Restated Certificate of Incorporation has been (a) duly proposed by resolutions adopted and declared advisable by the Board of Directors of the Corporation and (b) approved by unanimous written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228, 242 and 245 of the DGCL.

4.	Pursuant to Section 103(d) of the DGCL, this Amended and Restated Certificate of Incorporation will become effective upon filing with the Secretary of State of the State of Delaware.

5.	The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

FIRST: The name of the corporation is BTRS Holdings, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose or purposes of the Corporation shall be to engage in any lawful acts or activities for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is fifteen million (15,000,000) shares of Class 1 Common Stock, $0.01 par value per share (“Common Stock”). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of stocked entitled to vote thereon, voting together as a single class, irrespective of the provisions of Sections 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any Common Stock voting separately as a class shall be required therefor.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors of the Corporation (the “Board of Directors”), but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: In addition to the powers and authority herein before or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the bylaws of the Corporation.

SEVENTH:       The number of directors of the Corporation shall be fixed from time to time by the bylaws or amendment thereof adopted by the Board of Directors.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: The following indemnification provisions shall apply to the persons enumerated below.

1.                  Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Ninth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.                  Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Ninth or otherwise.

3.                  Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Ninth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.                  Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.                  Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.                  Non-Exclusivity of Rights. The rights conferred on any person by this Article Ninth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws or any agreement, or pursuant to a vote of stockholders or disinterested directors or otherwise. The Corporation acknowledges that certain persons entitled to indemnification from the Corporation hereunder may have certain rights to certain rights to indemnification, advancement of expenses and/or insurance provided by a stockholder of the Corporation or certain affiliates of such stockholder (collectively, the “Secondary Indemnitors”). The Corporation hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to such persons are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such persons are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by such persons and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by this Certificate of Incorporation (or any other agreement between the Corporation and such person), without regard to any rights such person may have against the Secondary Indemnitors, and (iii)  that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Secondary Indemnitors on behalf of such person with respect to any claim for which such person has sought indemnification from the Corporation shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such person against the Corporation. The Corporation and such persons agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 6.

7.                  Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.                  Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Ninth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Ninth.

9.                  Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

TENTH:       The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ELEVENTH:       To the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision thereto), the Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any business opportunities that are presented to one or more of its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation or its subsidiaries. No amendment or repeal of this Article Eleventh shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

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IN WITNESS WHEREOF, said BTRS Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Flint Lane, its Chief Executive Officer, this ___ day of _____________, 20___.

BTRS HOLDINGS, INC.

By:
Name: Flint Lane
Title: Chief Executive Officer